Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Saucy Brew Works, LLC
2885 Detroit Ave.
Cleveland, OH 44113
www.saucybrewworks.com

Up to $3,974,551.00 in Class C Units at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Saucy Brew Works, LLC
Address: 2885 Detroit Ave., Cleveland, OH 44113
State of Incorporation: OH
Date Incorporated: June 15, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class C Units
Offering Maximum: $3,974,551.00 | 3,974,551 shares of Class C Units
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

*Maximum Number of Units offered subject to adjustment for bonus units. See Bonus info below.

Co-Issuance

Co-Issuer: Saucy Brew Works SE2 LLC
Address: 2885 Detroit Ave., Cleveland, OH 44113 State of Incorporation: OH
Date Incorporated: April 19, 2021

Investors will make their investments by investing in interests issued by the co-issuer, Saucy Brew Works SE2 LLC, for this offering, which is a special purpose vehicle ("SPV").

Instead of issuing its securities directly to investors, the Company, Saucy Brew Works LLC, has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by the Company and is a co-issuer of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert rights under State and Federal law, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer indentification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agrement for additional information about tax filings.

Investment Incentives

Early Bird

First 7 days - Friends and family - 10% bonus shares

Next 7 days - 5% bonus shares

Volume Tiers

Tier 1 - $100 - 5% discount at all brewpubs + a Free Birthday Beer + 10% bonus units for repeat investors* + Investor Day invite (swag and large ticket giveaways included)

Tier 2 - $300 - 10% discount at all brewpubs

Tier 3 - $600 - $2 growler fills (limited to one per day / per investor for one calendar year from the campagin close day)

Tier 4 - $1,000 - 16oz - 4 pack of exclusive StartEngine Investor beer [**|***] + 25% off online merchandise

Tier 5 - $3,500 - Quarterly Coffee Shipment[***], which includes 1 bag of House Roast and 1 bag Seasonal Roast on each shipment + a Coffee Mug on the first shipment

Tier 6 - $5,000 - Saucy Brew Works LED Sign[***]

Tier 7 - $10,000 - 10% Bonus Units

Tier 8 - $25,000 - Invitation to Cavs game (investor + guest) with two members of management / ownership[****]

Repeat investors must use the same email registered on StartEngine that was used for the original investment.

**Subject to the ability of our third-party partners to ship beer across state lines.*

***Cost of shipping will be passed on to the investor.*

****Travel and lodging expenses not included.*

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Saucy Brew Works, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. owner's bonus.

This means eligible StartEngine Unit holders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $1.13/unit, you will receive and own 110 Class C units for $113. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus also will have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Saucy Brew Works is an Ohio Limited Liability Company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Above all, Saucy is built on its people, the "Saucy Posse," as we call it. Together, our 92 current employees focus on superior quality products and imaginative beer, food and culture. We invest in our talented associates and in the absolute best process technology. We've put in place philanthropic efforts that support local schools, our precious water supply, hospitals and employees in need due to trying life circumstances.

Saucy Brew Works, LLC has six wholly-owned subsidiaries: 1436 West 48th LLC ("48th Street"), Saucy Vibes LLC ("Vibes"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit") and Saucy Brew Works Independence, LLC ("Independence") (collectively, the Company).

In addition, the co-issuer for this offering, Saucy Brew Works SE2 LLC, is an Ohio LLC that was created for the exclusive purpose of directly acquiring, holding and disposing of Class C membership interests in the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 et seq. ("Regulation Crowdfunding"). The Co-Issuer will have no other operating activities outside of its investment into the Issuer. The Co-Issuer will be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment. The Issuer will bear all costs and expenses attributable to the Co-Issuer activities, and shall reimburse the Co-Issuer for all such costs and expenses paid thereby on behalf of the Company.

Competitors and Industry

The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Platform Beer Co., Masthead Brewing Co., and Rhinegeist Brewery, as they introduce new products and expand their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically and adding more SKUs and styles.

Current Stage and Roadmap

Current Stage

We use the "pub and spoke" approach; a production facility that supplies smaller, neighborhood-oriented pubs.

We are the fastest-growing craft beer brand in Information Resources, Inc. (IRI) sales in our home market of Cleveland, leaping us into the Top 5 of highest selling craft breweries headquartered in Cleveland. In the entire state of Ohio, we became the second-fastest-growing craft beer brand in 2020, and ranked in the Top 35 breweries in Ohio, as measured in revenue. Our main competition to date is other regional craft breweries

Future Roadmap

We are now embarking on the next phase of our geographical expansion.

The Team

Managers

Name: Brent Zimmerman

Brent Zimmerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, and Manager
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Overall direction and growth, along with fundraising and

strategic partnerships.

Other business experience in the past three years:

- **Employer:** (re)spring
  Title: CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:

- **Employer:** JJCBUS
  Title: CEO
  Dates of Service: December 01, 2010 - Present
  Responsibilities: Raised equity to fund eight Jimmy John's franchises, representing a 120-person operation with over $5 million in revenue.

Other business experience in the past three years:

- **Employer:** Brent Zimmerman Development LLC
  Title: Real Estate Developer
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Developed over $100 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Other business experience in the past three years:

- **Employer:** AdvisoryCloud
  Title: Advisor
  Dates of Service: December 01, 2019 - June 30, 2020
  Responsibilities: Freelance advisor

Other business experience in the past three years:

- **Employer:** Saucy Brew Works SE2 LLC
  Title: Manager
  Dates of Service: April 19, 2021 - Present
  Responsibilities: Managing incoming investments / investors.

Name: Matthew Shubeck

Matthew Shubeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Operations and forecasting.

Other business experience in the past three years:

- **Employer:** Saucy Brew Works
  Title: Finance Manager
  Dates of Service: August 01, 2017 - January 01, 2020
  Responsibilities: Operations, accounting, and budgeting.

Name: Eric Anderson

Eric Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Brewing Officer and Co-Founder
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Brewery operations and creative direction.

Name: David Lentz

David Lentz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Accounting Manager
  Dates of Service: March 09, 2020 - Present
  Responsibilities: Day-to-day accounting and cash flow forecasting

Other business experience in the past three years:

- **Employer:** Grant Thornton LLP
  Title: Audit Manager
  Dates of Service: September 30, 2013 - March 08, 2020
  Responsibilities: Managed 15+ audit clients in both the public and private sectors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us" or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it's a better option that a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

Your investment could be illiquid for a long time
Any Class C Units purchased through this crowdfunding campaign are subject to limitations on transfer. Class C Units generally may not be transferred without the consent of the Manager, subject to certain exceptions for transfers upon death or in other involuntary circumstances.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class C Units in the aggregate amount of up to $3,974,552.00 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment in the Class C Units. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of membership units, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class C Units that an investor is buying have no voting rights attached to them. This means that you will have no ability to control or direct how the Company will be run. By investing, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Platform Beer Co., Masthead Brewing Co., and Rhinegeist Brewery, many of which are introducing new products and expanding their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers is expected to increase the competition in the market for craft beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. The Company's products compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's Distributors and their customers, all of which also distribute and sell other hard seltzers, beers and other alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

We are an early stage company and have not yet generated any profits
The Company was formed on June 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years.

The Global COVID-19 Pandemic Has Disrupted the Company's Business and the Company's Financial Condition and Operating Results Have Been and Are Expected To Continue to be Affected by the Outbreak and Its Effects.
The Company's operations and business have been negatively affected and could continue to be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other conditions, particularly in the United States where the Company derives most of its revenue and profit, but also in Europe, where some of the Company's ingredient suppliers are located. National, state and local governments have responded to the COVID-19 pandemic in a variety of ways, including, without limitation, by declaring states of emergency, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), and in certain cases, ordering businesses to close or limit operations or people to stay at home. Although the Company has been permitted to continue to operate its breweries in all of the jurisdictions in which it operates, there is no assurance that the Company will be permitted to operate these facilities under every future government order or other restriction and in every location or that the third-party breweries on which the Company relies for production will similarly be permitted to continue to operate. In particular, any limitations on, or closures of, the Company's Ohio and Michigan breweries, could have a material adverse impact on the Company's ability to manufacture products and service customers and could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company Is Dependent on Its Distributors

The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the reliance of its distributors on major beer producers for a large percentage of their revenue, and therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

The Company's advertising and promotional investments may affect the company's financial results but not be effective

The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

The Company has Debt some of which is secured by certain assets of the Company.

The Company has an aggregate of $5,553,560 in outstanding loans, which are secured by substantially all of our assets. In addition, we may need to seek to increase loans or seek additional loans from financial institutions or other individuals in the future. A default on any loans, could result in the foreclosure on our assets which would require us to cease our operations, and in any event, could result in a total loss of your investment.

If our brand does not achieve widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it.

Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Distributions.

The Company is not required to distribute any profits, and the Company's manager may, in its sole discretion, reinvest any profits into the Company's operations. Therefore, no distributions are guaranteed.

Investors in our Class C Units have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class C Units have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting members and manager may take actions of which a majority of the holders of Class C Units disapprove. In assessing the risks and rewards of an investment in the Class C Units, investors must be aware that they are relying solely on the good faith, judgment, and ability of our Manager and the holders of our voting Units, to make appropriate decisions in respect to our management, and the holders of Class C Units will be subject to the decisions of our Manager and holders of our voting Units.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Hubbard	35,912,646	Class A Units	33.33
Paul Hubbard	1,648,600	Class B Units	33.33

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class C Units, and 2019 - Convertible Note Holders. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,974,551 of Class C Units.

Class A Units

The amount of security authorized is 86,957,133 with a total of 86,957,133 outstanding.

Voting Rights

One vote per Class A Unit.

Material Rights

A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members holding Class A Units, each of whom may be referred to individually as a "Class A Member."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class B Units

The amount of security authorized is 24,729,000 with a total of 24,729,000 outstanding.

Voting Rights

One vote per Class B unit.

Material Rights

Inspection Rights. The holders of Class B Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class C Units

The amount of security authorized is 1,045,631 with a total of 1,045,631 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro-rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

2019 - Convertible Note Holders

The security will convert into Class a units and the terms of the 2019 - Convertible Note Holders are outlined below:

Amount outstanding: $1,767,926.00
Maturity Date: January 31, 2024
Interest Rate: 13.0%
Discount Rate: 30.0%
Valuation Cap: $12,606,399.40
Conversion Trigger: Conversion events are as follows: (i) Prepayment, (ii), Maturity Date, (iii) Change of Control, which includes (A) a sale of substantially all assets of the Company, (B) a merger, consolidation or similar transaction by the Company in which the Company is not the surviving entity or the Company's members or other equity holders do not own a majority of the outstanding securities of the Company or other surviving entity immediately after such merger, consolidation or transaction, an initial public offering of the Company's securities, and (D) a liquidation or dissolution of the Company that occurs prior to the payment in full, or conversion, of the Convertible Note.

Material Rights

The maturity date of the Convertible Notes is 4 years after the issuance date; however, the Company has the sole discretion to extend the term for a 5th year. The interest rate is 13.0% per annum. If the Company elects to extend the Convertible Notes, the interest rate is 15.0% per annum during the extension period. The Company is required to accrue, but not pay, interest in Year 1. Interest will then be paid quarterly thereafter. Upon a conversion event or the maturity of the Convertible Note, the Convertible Note will convert at a discounted Company valuation of $12,606,400.

As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.

What it means to be a minority holder

As a holder of Class C Units of the Company (via the SPV), you will be a minority owner of the Company with limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company, which is held through the SPV, could be diluted due to the company's issuance of additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. This increase in number of Units outstanding could result from a new offering or due to the conversion of certain instruments (for example, Convertible Notes) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before the issuance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $7,180,102.00
  Number of Securities Sold: 48,761,064
  Use of proceeds: Initial funding of the Company.
  Date: June 17, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $1,953,179.00
  Number of Securities Sold: 8,939,936
  Use of proceeds: Working capital requirements and geographical expansion of the business.
  Date: March 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class C Units
  Type of security sold: Equity
  Final amount sold: $1,051,661.00
  Number of Securities Sold: 1,045,631
  Use of proceeds: Geographical expansion of the business.
  Date: December 23, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $2,350,000.00
  Number of Securities Sold: 14,006,133
  Use of proceeds: Purchase of land for our Indepedence, OH production facility.
  Date: December 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $1,265,907.00
  Number of Securities Sold: 10,900,000
  Use of proceeds: As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.
  Date: April 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $440,000.00
  Number of Securities Sold: 3,933,391
  Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
  Date: May 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020, compared to the twelve-month period ended December 31, 2019. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering Circular.

Revenue. Net revenue increased by $634 thousand, or 21% to $3,589 thousand for the year ended December 31, 2020 from $2,955 thousand for the year ended December 31, 2019. This change was primarily driven by an increase in retail revenue in the Cleveland brewpub, along with the opening of the Pinecrest and Columbus brewpubs. This increase in retail revenue was partially offset by a decrease in wholesale revenues due to a decline in draft beer sales through distribution as a result of the COVID-19 pandemic and the related decrease in keg demand.

Cost of Goods Sold. Cost of Goods Sold increased by $336 thousand, or 10%, to $3,850 thousand for the year ended December 31, 2020 as compared to $3,514 thousand from the year ended December 31, 2019. This change was driven by a $647 thousand increase in retail costs of goods sold as a result of the increased food and labor costs resulting from the COVID-19 pandemic, along with the openings of the Pinecrest and Columbus brewpubs. This increase was offset by a decrease of $340 thousand in wholesale cost of goods sold which was primarily a result of the reduction of the brewery sales team events, point-of-sale merchandise giveaways and sales team wages.

Gross Loss. Gross loss decreased by $298 thousand, or 53%, to $261 thousand for the year ended December 31, 2020 from $559 thousand for the year ended December 31, 2019. This change was primarily driven by an increase in traffic in the Cleveland brewpub, along with the opening of the Pinecrest and Columbus brewpubs.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $487 thousand, or 30% to $2,098 thousand for the year ended December 31, 2020 from $1,611 thousand for the year ended December 31, 2019. This change was primarily driven by an increase spend in marketing expense to drive wholesale packaged revenue to offset the losses in wholesale draft revenue, an increase in rent expense in the Cleveland brewpub along with partial years of rent expense that coincided with the opening of the Pinecrest and Columbus brewpubs and the expense associated with creating an outdoor beer garden near the Cleveland brewpub to ensure compliance with all COVID-19 regulations.

Operating Loss. Our operating loss for the year ended December 31, 2020 increased to an operating loss of $2,359 thousand from an operating loss of $2,169 thousand for the year ended December 31, 2019.

Other Income (Expense). Our other income (expense) increased by $217 thousand to $278 thousand for the year ended December 31, 2020 from $60 thousand for the year ended December 31, 2019. This change was primarily driven by the paid-in-kind interest accrued for on the 2019 Convertible Notes, along with interest on the lines of credit.

Net Loss. Our operating loss for the year ended December 31, 2020 increased to a net loss of $2,637 thousand from an operating loss of $2,230 thousand for the year ended December 31, 2019.

Historical results and cash flows:

At December 31, 2020 and 2019, the Company had cash of $82 thousand and $211 thousand, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities decreased by $1,709 thousand to $203 thousand for the year ended December 31, 2020 from $1,912 thousand for the year ended December 31, 2019. This change was primarily driven by the Company operating at a net loss, offset by the change in the Company's deferred rent as a result of the tenant allowances earned during the buildouts of the Pinecrest and Detroit brewpubs.

Cash Flows Used in Investing Activities. Cash flows used in investing activities increased by $5,831 thousand to $6,206 thousand for the year ended December 31, 2020 from $375 thousand for the year ended December 31, 2019. This change was primarily driven by the Company's build-outs of the Pinecrest, Columbus, OH and Detroit, MI brewpubs, along with the purchase of the land for the Company's new Independence, OH brewpub.

Cash Flows Provided by Financing Activities. Cash flows provided by financing activities increased by $4,325 thousand to $6,280 thousand for the year ended December 31, 2020 from $1,955 thousand for the year ended December 31, 2019. This change was primarily driven by the Company financing the Pinecrest, Columbus, and Detroit buildouts, along with the purchase of the Independence land through additional debt and the Company increasing member's contributions as a result of the Company's Regulation CF capital raise.

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had $82 thousand of cash on hand, along with $91 thousand in accounts receivable and $975 thousand of equity subscription receivables. As of February 28, 2021, the both sets of receivables had been collected in full. As a result, the Company has approximately $917 thousand of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised will be used to help supplement the financing for the geographical expansion of the Company including, but not limited to, purchase property and equipment, build-out of the respective locations, and to fund the initial working capital requirements of those new locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises. Prior to the recent global pandemic, the Company was expected to be at breakeven levels by summer of 2020 and profitability prior to the fiscal year ending Decmeber 31, 2020. However, due to the pandemic, the construction was delayed as a result of the pandemic and profitability is expected to be reached during 2021 as the Company will now have four operating brewpubs. This capital raise is one piece of the overall puzzle to ensure that the Company can continue to expand and grow its customer base.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As of February 28, 2021, the Company has cash on hand it believes sufficent to fund the working capital needs for the next twelve months without additional capital infusions. The Company expects to be profitable by mid-2021 and should be able to self-sustain at that point without additional capital infusions. As noted above, we have other potential sources of capital to bridge any needs, however, the Company will utilize this capital raise as a piece of the puzzle to finalize certain geographical expansion projects.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the maximum funding goal is met, the Company would likely not need to raise additional capital until December 31, 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has good banking relationships with regional banks and the Company has discussed potentially expanding the current lines of credit currently in place. The Company also has the right to make mandatory cash calls to the Class A Members.

Indebtedness

- **Creditor:** Regional Bank
  Amount Owed: $99,836.00
  Interest Rate: 3.25%
  Maturity Date: December 31, 2021
  At December 31, 2020 and 2019, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at a variable interest rate equal to the Prime Rate plus 1.45% (3.25% at December 31, 2020 and 4.75% at December 31, 2019) and are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand, but no later than December 31, 2021, and interest is payable monthly. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $99,836 and $57,500, respectively. The Company paid down this line of credit to $0.00 in February 2021 and has the ability to borrow under the line of credit to fund any working capital needs.

- **Creditor:** Regional Bank
  Amount Owed: $369,989.00
  Interest Rate: 6.75%
  Maturity Date: November 01, 2020
  During 2019, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 2.00% with interest payable monthly. The revolving line of credit expired in November 2019 and has not been renewed. At December 31, 2020, accrued interest totaled approximately $28,000 and is included in accured expenses in the accompanying consolidated balance sheet. This revolving line of credit is collateralized by substantially all of the Company's assets, and has certain members as co-borrowers. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $369,989 and $384,012, respectively. During March 2021, the Company paid off the outstanding balance of principal

and accrued interest and the line of credit was closed.

- **Creditor:** Regional Bank
  Amount Owed: $486,267.00
  Interest Rate: 4.87%
  Maturity Date: January 08, 2025
  January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly principal and interest payments of $3,285, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2020, the outstanding balance of the Warehouse Note is $486,267.

- **Creditor:** County
  Amount Owed: $321,603.00
  Interest Rate: 2.5%
  Maturity Date: June 01, 2027
  In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly principal and interest payments of $4,525 through May 2027, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2020 and 2019, the outstanding balance of the County Loan is $321,603 and $367,242, respectively.

- **Creditor:** Supplier
  Amount Owed: $18,750.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2021
  In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note is non-interest bearing and requires monthly principal payments of $3,125 through July 2021, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Sleever Note is $18,750.

- **Creditor:** Supplier
  Amount Owed: $97,190.00
  Interest Rate: 7.0%
  Maturity Date: October 01, 2021
  In November 2019, the Company entered into a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note requires quarterly principal and interest payments of $20,337 through October 2021, and is collateralized by the financed

equipment. As of December 31, 2020 and 2019, the outstanding balance of the Canning Note is $97,190 and $151,410, respectively.

- **Creditor:** 2019 - Convertible Note Holders
  Amount Owed: $1,767,296.00
  Interest Rate: 13.0%
  Maturity Date: January 31, 2024
  As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.

- **Creditor:** Regional Bank (PPP Loan)
  Amount Owed: $357,000.00
  Interest Rate: 1.0%
  Maturity Date: April 22, 2022
  In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight- or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. The Company believes that its use of the loan proceeds will meet the conditions for forgiveness of the entire amount of the loan.

- **Creditor:** City
  Amount Owed: $10,000.00
  Interest Rate: 1.0%
  Maturity Date: June 30, 2025
  In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly principal and interest installment payments of $150 beginning in January 2021,

until the loan is repaid, and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the City WC Note is $10,000.

- **Creditor:** 2020 - Related Party Note Holders
  Amount Owed: $650,000.00
  Interest Rate: 10.0%
  Maturity Date: March 31, 2022
  In December 2020, the Company issued a series of unsecured promissory notes to members of the Company (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. As of December 31, 2020, the total outstanding balance of the 2020 Notes is $650,000.

- **Creditor:** Regional Bank
  Amount Owed: $1,365,000.00
  Interest Rate: 4.75%
  Maturity Date: December 15, 2021
  In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at prime plus 1.50% (minimum interest rate of 4.75%) with a term payment due on December 15, 2021. The Land Note and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the Land Note is $1,365,000.

Related Party Transactions

- **Name of Entity:** MeToo LLC
  Names of 20% owners: Brent Zimmerman
  Relationship to Company: Manager
  Nature / amount of interest in the transaction: MeToo LLC is the owner operator of the Cleveland brewery and production facility real-estate (i.e. the building). The Company pays MeToo rent at the cost of $20.50 per square foot ($18,920 monthly) in year 1 up to $29.50 per square foot ($27,226 monthly) in year 10-20.
  Material Terms: The Company signed a 15-year lease with escalation clauses each year to rent approximately 12,000 square feet. The Company has two 60 month renewal options.

- **Name of Entity:** 2020 - Related Party Note Holders
  Names of 20% owners: 2020 - Related Party Note Holders
  Relationship to Company: Minority Investors
  Nature / amount of interest in the transaction: See the above Indebtedness footnote for full details on the 2020 - Related Party Note Holders.

Material Terms: See the above Indebtedness footnote for full details on the 2020 - Related Party Note Holders.

Valuation

Pre-Money Valuation: $112,731,764.00

Valuation Details:

Our valuation is based off a market accepted EBITDA multiple based on future years projected EBITDA.

To get to this final EBITDA number used, the Company forecasted revenues and expenses based on historical operating activities, along with the additional revenues expected to be earned at the brewpubs which opened in 2020 / 2021. The revenue projections were based on comparable restaurants and the related revenue per square foot of those comps. Expenses were projected based on the historical operating costs of the Cleveland brewpub.

The multiple used was leveraged from recent mergers and acquisitions in the brewery space, along with using a comparable multiple to other publicly traded companies and the multiples those companies are trading at.

While success cannot be guaranteed, the Company is confident in its ability to continue to execute its growth plan. The Company will be valued using similiar methodology in the future, including any circumstances involving a corporation transaction.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We will use the proceeds, after payment of platform fees to StartEngine, to fund the daily working capital needs of the business.

If we raise the over allotment amount of $3,974,551.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Geographical Expansion*
  60.0%
  60% of the proceeds would be used to fund the geographical expansion of the Company. It would help complete the build-outs at our Independence, OH production facility, our expansion into Charlotte, NC and food / beer trucks to support each market

- *Equipment, leasehold and technological improvements*
  15.0%
  15% of the proceeds would be used to fund the purchase of additional equipment for the brewery, along with certain leasehold and technology improvements.

- *Working Capital*
  15.0%
  15% of proceeds would be to ensure the Company has adequate working capital for all operating locations

- *Marketing*
  6.5%
  6.5% of the proceeds would be allocated to the marketing budget, allowing the Company to continue to raise awareness of the brand with the hope of expanding the Company's distribution network.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.saucybrewworks.com (www.saucybrewworks.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saucy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Saucy Brew Works, LLC

[See attached]

Saucy Brew Works SE2, LLC

Financial Statements
May 19, 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS SE2, LLC

MAY 19, 2021

TABLE OF CONTENTS



Independent Auditors' Report

Members
Saucy Brew Works SE2, LLC

We have audited the accompanying financial statements of Saucy Brew Works SE2, LLC, which comprise the balance sheet as of May 19, 2021, and the related statements of members' equity and cash flows for the period from inception, April 19, 2021, through May 19, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works SE2, LLC as of May 19, 2021, and the results of its operations and its cash flows for the period from inception, April 19, 2021, through May 19, 2021, in accordance with accounting principles generally accepted in the United States of America.

Cleveland, Ohio
June 1, 2021

Cohen & Company Ltd.

COHEN & COMPANY, LTD.
800.229.1099 I 866.818.4538 FAX I cohencpa.com

Registered with the Public Company Accounting Oversight Board

BALANCE SHEET

MAY 19, 2021

ASSETS

CURRENT ASSETS		
Cash	$	200
		200
	$	200

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	$	-
		-
LONG-TERM LIABILITIES		-
		-
MEMBERS' EQUITY		200
	$	200

The accompanying notes are an integral part of these financial statements.

STATEMENT OF MEMBERS' EQUITY

FOR THE PERIOD FROM INCEPTION, APRIL 19, 2021, THROUGH MAY 19, 2021

	UNITS	AMOUNT	TOTAL MEMBERS' EQUITY
BALANCE - APRIL 19, 2021	-	$ -	$ -
Contributions from members	200	200	200
BALANCE - MAY 19, 2021	200	$ 200	$ 200

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION, APRIL 19, 2021, THROUGH MAY 19, 2021

CASH FLOW USED IN OPERATING ACTIVITIES
    Net loss $ -

Adjustments to reconcile net income to net cash used in operating activities: -

Changes in operating assets and liabilities: -

Net cash flow used in operating activities -

CASH FLOW USED IN INVESTING ACTIVITIES -
Net cash flow used in investing activities -

CASH FLOW PROVIDED BY FINANCING ACTIVITIES
Contributions from members - Net   200
Net cash flow provided by financing activities   200

NET INCREASE IN CASH AND CASH - END OF PERIOD $ 200

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Saucy Brew Works SE2, LLC ("the Company") is an Ohio limited liability company, formed on April 19, 2021, which was created for the exclusive purpose of (i) directly acquiring, holding, and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company ("Saucy Brew Works"), and raising capital in one of more offerings made in compliance with 17 C.F.R. 227.100 *et seq*. ("Regulation Crowdfunding"), and (ii) to take any and all actions necessary, appropriate, or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company. The Company does not have any current, nor does it plan to have in the future, operating activities outside of the purposes listed herein.

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for the period from inception, April 19, 2021, through May 19, 2021. As of and during the period ended May 19, 2021, the Company's operations have not yet commenced and, as such, the statement of operations has been omitted from the accompanying financial statements.

Reimbursement of Company Expenses

Pursuant to the terms of the Reimbursement Agreement between the Company and Saucy Brew Works dated as of April 19, 2021, Saucy Brew Works shall bear all costs and expenses attributed to Company activities and shall reimburse the manager, as defined, for all such costs and expenses paid thereby on behalf of the Company. During the period from inception, April 19, 2021, through May 19, 2021, there were no such expenses or reimbursements.

Income Taxes

The members of the Company elected for the Company to be taxed as a corporation under the provisions of the internal revenue code.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the period from inception, April 19, 2021, through May 19, 2021, the Company did not have a liability for unrecognized tax benefits.

Subsequent Events

Management has evaluation subsequent events through June 1, 2021, the date the financial statements were available to be issued.

NOTES TO THE FINANCIAL STATEMENTS

2.   MEMBERS' EQUITY

The capital structure of the Company will consist of one class of units, which constitute membership interests in the Company. A unit is the measure of member's interest in the Company's distributions, profits, losses, and an undivided interest in the holder's capital account balance. Any debts, obligations, and liability of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liability of the Company and no member will be obligated personally for any such debt, obligation, or liability solely by reason of being a member in the Company. Each member shall have the right to direct the manager, on behalf of the Company, to assert the rights under applicable state and federal laws that such member would have if such member invested directly in Saucy Brew Works.

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2020 and 2019

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

Cohen & Co

Independent Auditors' Report

Members
Saucy Brew Works, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020 and 2019, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works, LLC and Subsidiaries as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Cohen & Company Ltd.

Cleveland, Ohio
May 27, 2021

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 82,388	$ 211,029
Accounts receivable	91,859	36,485
Equity subscriptions receivable	975,101	-
Inventories	409,135	175,733
Prepaid expenses and other current assets	19,370	182,785
	1,577,853	606,032
PROPERTY AND EQUIPMENT - AT COST		
Land	2,165,011	-
Buildings and building improvements	312,746	284,807
Leasehold improvements	2,920,925	919,226
Machinery and equipment	4,192,842	3,858,165
Computer equipment	144,082	-
Furniture and fixtures	125,105	18,005
Construction in progress	1,720,790	244,901
	11,581,501	5,325,104
Less: Accumulated depreciation	2,074,203	1,349,773
	9,507,298	3,975,331
OTHER ASSETS	69,500	141,500
	$ 11,154,651	$ 4,722,863
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 469,825	$ 441,512
Current portion of long-term debt	1,517,707	118,608
Accounts payable	791,303	275,272
Accrued expenses and other current liabilities	267,214	144,705
	3,046,049	980,097
LONG-TERM LIABILITIES		
Long-term debt and convertible notes	3,566,028	400,044
Advance from member	-	500,000
Deferred rent	1,054,092	122,259
	4,620,120	1,022,303
MEMBERS' EQUITY	3,488,482	2,720,463
	$ 11,154,651	$ 4,722,863

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUE		
Retail	$ 2,708,121	$ 1,975,906
Wholesale	881,259	978,649
	3,589,380	2,954,555
COST OF GOODS SOLD		
Retail	2,045,091	1,368,271
Wholesale	1,805,143	2,145,424
	3,850,234	3,513,695
GROSS LOSS	(260,854)	(559,140)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	2,098,503	1,610,539
OPERATING LOSS	(2,359,357)	(2,169,679)
OTHER INCOME (EXPENSE)		
Loss on sale of property and equipment	-	(24,312)
Interest expense	(277,700)	(36,439)
Other income	173	550
	(277,527)	(60,201)
NET LOSS	$ (2,636,884)	$ (2,229,880)

The accompanying notes are an integral part of the consolidated financial statements.

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

| | CLASS A UNITS | | CLASS B UNITS | | CLASS C UNITS | | MEMBERS' | TOTAL |
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2019	48,761,064	$ 7,180,102	24,729,000	$ -	-	$ -	$ (3,724,223)	$ 3,455,879
Contributions from members	6,850,040	1,496,584	-	-	-	-	-	1,496,584
Distributions to members	-	(2,120)	-	-	-	-	-	(2,120)
Net loss	-	-	-	-	-	-	(2,229,880)	(2,229,880)
BALANCE - DECEMBER 31, 2019	55,611,104	8,674,566	24,729,000	-	-	-	(5,954,103)	2,720,463
Contributions from members - Net of class C unit issuance costs of $417,790	16,096,029	2,806,595	-	-	1,045,631	598,308	-	3,404,903
Net loss	-	-	-	-	-	-	(2,636,884)	(2,636,884)
BALANCE - DECEMBER 31, 2020	71,707,133	$ 11,481,161	24,729,000	$ -	1,045,631	$ 598,308	$ (8,590,987)	$ 3,488,482

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (2,636,884)	$ (2,229,880)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	724,430	608,440
Loss on disposal of property and equipment	-	24,312
Interest paid-in-kind	192,926	-
Deferred rent	931,833	(87,453)
Changes in operating assets and liabilities:		
Accounts receivable	(55,374)	(26,822)
Inventories	(233,402)	27,452
Prepaid expenses and other assets	235,415	(196,347)
Accounts payable	516,031	(44,616)
Accrued expenses and other current liabilities	122,509	13,278
Net cash flow used in operating activities	(202,516)	(1,911,636)
CASH FLOW USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment	(6,206,397)	(419,885)
Proceeds from sale of property and equipment	-	44,396
Net cash flow used in investing activities	(6,206,397)	(375,489)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Borrowings on lines of credit	28,313	55,000
Borrowings on long-term debt	2,892,000	-
Repayments on long-term debt	(144,843)	(93,970)
Borrowings on convertible debt	1,075,000	-
Advance from member	-	500,000
Contributions from members - Net	2,429,802	1,496,584
Distributions to members	-	(2,120)
Net cash flow provided by financing activities	6,280,272	1,955,494
NET DECREASE IN CASH	(128,641)	(331,631)
CASH - BEGINNING OF YEAR	211,029	542,660
CASH - END OF YEAR	$ 82,388	$ 211,029
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest Paid	$ 56,607	$ 36,439
NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquisition of property and equipment through long-term debt	$ 50,000	$ 151,410
Member advance converted to convertible debt	$ 500,000	
Equity subscriptions receivable	$ 975,101	
Repayment of long-term debt through sale of property and equipment		$ 91,850

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its six wholly-owned subsidiaries, 1436 West 48th LLC (48th Street), Saucy Vibes LLC (Vibes), Saucy Brew Works Pinecrest, LLC (Pinecrest), Saucy Brew Works Columbus, LLC (Columbus), Saucy Brew Works Detroit, LLC (Detroit) and Saucy Brew Works Independence, LLC (Independence) (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

COVID-19 Impact

During the COVID-19 pandemic, the Company's services have generally been considered essential in nature, although certain aspects of operations experienced significant impact resulting in lost revenues and delays in development. As the situation continues to evolve, the Company's management is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business, including how it impacts customers, suppliers, vendors, and employees, in addition to how the COVID-19 pandemic impacts the ability to provide services to customers. Management believes the ultimate impact of the COVID-19 pandemic on the Company's operating results, cash flows, and financial condition is likely to be determined by factors which are uncertain, unpredictable, and outside of the Company's control. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, they could materially adversely impact the business.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in net sales in the consolidated statement of operations and was approximately $16,000 and $15,000 for the years ended December 31, 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Adoption of New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 606, *Revenue from Contracts with Customers*) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue guidance in GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASC 606 effective January 1, 2019, using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements.

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company's facility. The Company is the principal in all contracts.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue comprises retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2020, approximately 23% of the Company's revenues were from two customers. Additionally, at December 31, 2020, approximately 70% of the Company's accounts receivable was due from one customer.

During the year ended December 31, 2019, approximately 22% of the Company's revenues were from one customer. Additionally, at December 31, 2019, approximately 91% of the Company's accounts receivable was due from two customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for bad debts is necessary at December 31, 2020 and 2019.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2020 and 2019.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Building and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	7 years
Computers	3 years
Furniture and fixtures	5 - 7 years

Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life or the term of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation (continued)

Depreciation expense totaled approximately $724,000 and $608,000 in 2020 and 2019, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statements of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2020 and 2019, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets, totaling approximately $32,000 and $35,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2020 and 2019, advertising costs amounted to approximately $175,000 and $553,000, respectively.

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly, forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $2,637,000 and $2,230,000 in 2020 and 2019, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. Under the new guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases. The new guidance will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The new guidance is effective for nonpublic entities for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The new guidance is required to be applied with a modified retrospective approach to each prior reporting period presented and provides for certain practical expedients.

The Company is evaluating the impact of the above guidance on its consolidated financial position and results of operations.

2.   INVENTORIES

At December 31, 2020 and 2019, inventories consisted of the following:

		2020		2019
Raw material	$	160,812	$	127,050
Work in progress		95,141		36,438
Finished goods		153,182		12,245
	$	409,135	$	175,733

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

3.   LINES OF CREDIT

At December 31, 2020 and 2019, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (3.25% at December 31, 2020 and 4.75% at December 31, 2019) plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2020 and 2019, the revolving line of credit had an outstanding balance of $99,836 and $57,500, respectively.

During 2019, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 2.00% with interest payable monthly. The revolving line of credit expired in November 2019 and has not been renewed. At December 31, 2020, accrued interest totaled approximately $28,000, and is included in accrued expenses in the accompanying consolidated balance sheet. This revolving line of credit was collateralized by substantially all of the Company's assets and had certain members as co-borrowers. At December 31, 2020 and 2019, the revolving line of credit had an outstanding principal balance of $369,989 and $384,012, respectively. During March 2021, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

4.   LONG-TERM DEBT

In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2020, and 2019, the outstanding balance of the County Loan is $321,603 and $367,242, respectively.

In November 2019, the Company entered into a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note requires quarterly installment payments of $20,337, through October 2021, including interest at 7.00%, and is collateralized by the financed equipment. As of December 31, 2020, and 2019, the outstanding balance of the Canning Note is $97,190 and $151,410, respectively.

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2020, the outstanding balance of the Warehouse Note is $486,267.

In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note is non-interest bearing and requires monthly principal payments of $3,125 through July 2021, and is collateralized by the financed equipment. As of December 31, 2020 and 2019, the outstanding balance of the Sleever Note is $18,750.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

4.   LONG-TERM DEBT (Continued)

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight- or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the City WC Note is $10,000.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at prime plus 1.50% (minimum interest rate of 4.75%) with a term payment due on December 15, 2021. The Land Note and is guaranteed by certain members. As of December 31, 2020, the outstanding balance of the Land Note is $1,365,000

At December 31, 2020, future maturities of long-term debt and convertible notes (see note 5) are approximately as follows:

2021	$ 1,518,000
2022	1,117,000
2023	67,000
2024	1,837,000
2025	469,000
Thereafter	76,000
	$ 5,084,000

The terms of the lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes amounted to approximately $278,000 and $36,000 for the years ended December 31, 2020, and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

5. CONVERTIBLE NOTES AND RELATED PARTY DEBT

At December 31, 2019, the advance due from member was intended to be short-term in nature, was unsecured, and was non-interest bearing. In January 2020, the advance was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2020, the total outstanding balance of the 2019 Convertible Notes is $1,767,926, which includes interest paid-in-kind of $192,926. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. The notes are subordinate to the 2020 convertible notes. As of December 31, 2020, the total outstanding balance of the 2020 Notes is $650,000.

6. REVENUE

Disaggregation of Revenue

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Modified Retrospective Transition Method

As discussed in Note 1, the Company adopted the requirements of ASC 606 as of January 1, 2019, utilizing a modified retrospective method of transition. The adoption of ASC 606 did not have a significant impact on the Company's financial position, results of operations, or cash flows for 2019. The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised goods. Based on the Company's evaluation of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate, and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

7.   LEASES

The Company leases a building for their Cleveland location under a non-cancelable operating lease with a company related through common ownership. The lease expires in May 2037. A deferred rent liability has been recorded based on the escalation of rent during the term of the lease, in accordance with GAAP.

During 2019, Pinecrest entered into a non-cancellable operating lease with a third party for property. As of December 31, 2019, the property was in the build-out phase and opened in July 2020. The term of the lease is for ten years, with two five-year renewal periods which can be exercised at the Company's discretion, with aggregate monthly rents of approximately $8,200 escalating annually to approximately $10,700 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $358,000. The tenant allowance was capitalized and was netted with the deferred rent liability in the accompanying consolidated balance sheets. The tenant allowance will be amortized to rent expense over the life of the lease.

During 2019, Columbus entered into non-cancellable operating leases with third parties for property. The leases expire in December 2024 and provide for two five-year renewal options at the Company's discretion. Columbus incurred $225,000 of buy-out fees to acquire the leasehold rights of the previous tenants. The buy-out fees were capitalized and are amortized to rent expense over the life of the lease. As of December 31, 2020 and 2019, the unamortized buy-out fees totaled $166,000 and $127,000, respectively, and were netted with the deferred rent liability in the accompanying consolidated balance sheets.

During 2019, Detroit entered into an operating lease with a third party for property. As of December 31, 2020 and 2019, the property was in the build-out phase and is expected to open in March 2021, dependent on the state of Michigan's COVID-19 restrictions on indoor dining. The lease terms will commence upon certain conditions being met, as defined in the lease agreement. Subsequent to commencement of the lease, the term of the lease is for ten years with aggregate monthly rents of approximately $13,400 escalating annually to approximately $17,500 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $573,000, of which approximately $516,000 is netted with the deferred rent liability in the accompanying consolidated balance sheets.

As of December 31, 2020 and 2019, the Company's deferred rent liability was approximately $1,054,000 and $122,000, respectively. Annual rent expense incurred in 2020 and 2019 under this lease amounted to approximately $588,000 and $377,000, respectively. As of December 31, 2019, prepaid rent with the related party was included in prepaid expenses and other current assets in the accompanying consolidated balance sheet totaling approximately $26,000. As of December 31, 2020, the Company owed approximately $29,000 to the related party, which was included in accrued expenses in the accompanying consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

7.   LEASES (Continued)

At December 31, 2020, future minimum annual rentals for the lease are approximately as follows:

2021	$	469,000
2022		493,000
2023		508,000
2024		522,000
2025		442,000
Thereafter		4,488,000
	$	6,922,000

8.   RETIREMENT PLAN

The Company sponsors a SIMPLE IRA retirement plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. Beginning in 2019, the Company provides a dollar-for-dollar match on the first 3% of compensation an employee contributes. The Company made contributions to the Plan of approximately $19,000 during 2019. The Company did not contribute to the plan during 2020.

9.   MEMBERS' EQUITY

Class A and Class B units are entitled to voting rights, as defined in the Company's operating agreement. Class C units are non-voting. The Company is authorized to issue an unlimited amount of each class of unit. To the extent funds are available, the Company shall make distributions to the members that enable them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

10.   SUBSEQUENT EVENT

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bear interest at 1.00%, mature in five years, and are subject to the same terms of forgiveness as the original PPP loan.

During March 2021, the Company entered into a new line of credit with a financial institution with available borrowings up to $400,000. Outstanding borrowings bear interest at prime plus 1.50% (minimum interest rate of 4.75%) and matures in March 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

10. SUBSEQUENT EVENT (Continued)

During April 2021, the Company provided the holders of the 2019 Convertible Note a conversion notice stating the Company was going to make a voluntary prepayment, as defined under the agreements. The 2019 Convertible Note holders elected to convert the notes into an equity contribution totaling $1,265,907, which resulted in the Company issuing 11,316, 609 Class A Units to the note holders. The remaining principal and accrued interest on the 2019 Convertible Notes will be repaid within the terms defined in the 2019 Convertible Note agreements.

Management has evaluated subsequent events through May 27, 2021, the date the consolidated financial statements were available to be issued. The Company is not aware of any other subsequent events which would require recognition or disclosure in the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Saucy Brew Works

Building Breweries the Saucy Way


JUICY
LOVE

0 Investors	$113M Valuation
$1.00 Price per Share	$100.00 Min. Investment
Units Security Type	Equity Offering Type
$3.97M Offering Max	Reg CF Offering

$0.00 raised

Saucy Brew Works is an Ohio-based production brewery and brewpub based in Cleveland, Ohio. We are in the middle of a massive expansion phase that began with our Pinecrest and Columbus brewpubs opening in 2020, despite the pandemic, and our Detroit brewpub opening in March 2021. We are also set to start construction on our Independence production facility in 2021, along with getting ready for our Charlotte brewpub construction to start.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Saucy opened in Columbus, OH and Orange Village, OH in 2020. In March 2021, we opened another brewpub in Detroit, MI, along with having plans to continue expansion well into 2023 and beyond.
- Brewery has won multiple awards for its beer (2019, 2020 and 2021) and place (2017, 2019, 2020 and 2021)
- Veterans of crowdfunding! Join over 2,700 investors who have successfully invested in Saucy's previous Regulation Crowdfunding offering!

WELCOME BACK TO THE SAUCY STATE OF MIND



Saucy Brew Works was born and brewed in Ohio. We are a Cleveland-based production brewery and brewpub with roots in our hometown that have spread into Central Ohio and Michigan. We are midway through a massive expansion phase that originally included three brewpubs which opened in 2020-21, and now will include an expansive production facility that will double our brewing capabilities and additional brewpubs that cross beyond our state lines.

Our brewery prides itself on creating an environment where people can feel at home. Our mission? To always do the right thing, never sacrifice quality, and always provide for those around us through innovation, education, sustainability and community enhancement.


SAUCY BREW WORKS

OUR BUSINESS MODEL

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OUR TRACTION

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Saucy Retail Distribution

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WHY WE'RE BACK

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Independence Production Facility





Charlotte, NC Brewpub





FOOD TRUCK



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JOIN THE SAUCY POSSE

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[Timeline: June 2017 – First Beer Is Brewed; July 2017 – Our Doors Open; September 2017 – Best Pizza in Cleveland; March 2019 – Best Brewery in Cleveland; April 2019 – April 2020 – Best Pizza in Cleveland; May – December 2020 – Launch on StartEngine; July 2020 – Pinecrest Taproom Opens; October 2020 – Columbus Taproom Opens; March 2021 – Detroit Taproom Opens; June 2021 – StartEngine Launch #2; 2022 – Production Facility Expansion; 2023 – Charlotte Brewpub to Open]

In the Press

SHOW MORE

Meet Our Team



Brent Zimmerman
CEO, Co-Founder and Manager

Eric Anderson
Chief Brewing Officer and Co-Founder



Matt Shubeck
Chief Operations Officer

David Lentz
Accounting Manager

Shelby Nicholson
Marketing Manager

Joe Bosock
Head of Design

Offering Summary

Company	Saucy Brew Works, LLC
Corporate Address	2885 Detroit Ave., Cleveland, OH 44113
Offering Minimum	$10,000.00
Offering Maximum	$3,974,551.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Class C Units
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	3,974,551
Price per Share	$1.00
Pre-Money Valuation	$112,731,764.00

*Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.

Co-Issuer

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Investment Incentives

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The 10% StartEngine Owners' Bonus

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Irregular Use of Proceeds

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At Saucy, we are more than beer. we are chefs, scientists, artists & biologists.

We are Wednesday morning taste testers, fashion models, and problem solvers.

After three years, 150 unique beers and countless long nights, we've opened five locations, continue to create more jobs, and provide for the communities we love.

Our passion for brewing took us beyond the walls of our breweries and into the world of coffee. We're building our largest brewing facility and event space to date, and we're moving far past state lines, adding more locations in new regions.

Our mission? To create a better tomorrow.

To forge new opportunities and push the boundaries of innovation. all while building a place where everyone feels at home. Success comes from never settling and we want those who are passionate about our mission to help us continue to grow.

Become an Investor, and join thousands of others who have entered the saucy state of mind.

Together we'll build the foundation for tomorrow, doing more of what we love today.

At Saucy, we are more than beer. We are chefs, artists & biologists. We are Wednesday morning taste testers, problem solvers and fashion models.

After three years, we've opened five locations, continue to create more jobs and provide for the communities we love. We've pushed beyond the walls of our brewery and into the world of coffee.

Our mission is to forge new opportunities and push the boundaries of innovation. Success comes from never settling, and we want those who are passionate about our mission to help us continue to grow.

Become an Investor, and join thousands of others who have entered the saucy state of mind.

At Saucy we are more than beer. We are chefs, artists & biologists. We are Wednesday morning taste testers, problem solvers and fashion models.

After three years, we've opened five locations, continue to create more jobs and provide for the communities we love.

We've pushed beyond the walls of our brewery and into the world of coffee.

Our mission is to forge new opportunities and push the boundaries of innovation. Success comes from never settling and we want those who are passionate about our mission to help us continue to grow.

Join thousands of others who have entered the saucy state of mind.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



SECOND AMENDED AND RESTATED OPERATING AGREEMENT

Effective Date of Formation
June 15, 2015

Ohio Business Entity Number 2403677

Articles of Organization filed at
Ohio Secretary of State Document Number 201516624986

THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

IN ADDITION, THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED FOR IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

SAUCY BREW WORKS, LLC
SECOND AMENDED AND RESTATED OPERATING AGREEMENT

This *SECOND AMENDED AND RESTATED OPERATING AGREEMENT* (this "Agreement") having an effective date of June 15, 2020 is entered into by and among *SAUCY BREW WORKS, LLC*, an Ohio Limited Liability Company, hereinafter referenced as the "Company," and its Members, (hereinafter referred to collectively as the "Members" or each individually as a "Member").

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Ohio by filing Articles of Organization for record with the Secretary of State of Ohio on June 15, 2015 under the name of "Saucy Brew Works, LLC" (the "Articles of Organization"), and following such filing, the Company entered into an Operating Agreement with the Members dated March 9, 2016, which agreement was subsequently amended and restated on April 1, 2017 (collectively, such agreements are referred to herein as the "Initial Agreement").

WHEREAS, the Members desire to amend and restate the Initial Agreement pursuant to the terms and conditions of this Agreement; and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, will be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to amend and restate the Initial Agreement as follows:

ARTICLE 1
COMPANY FORMATION & GOVERNING LAW

1.1   *FORMATION.* The Members and the Company have concluded it is in their best interest to establish a mechanism to ensure continuity in the management and policies of the Company by conducting business as an Ohio limited liability company formed pursuant to the provisions of Ohio Revised Code Chapter 1705, as amended from time to time, or any corresponding provisions of succeeding law (the "Act") and entering into this Agreement.

1.2   *COMPANY PURPOSE.* The purposes for which the Company has been formed and the powers that it may exercise, all being in furtherance, not in limitation, of the general powers conferred upon limited liability companies under the Act, are (i) to develop and create formulas for craft beers, (ii) to manufacture, brew, sell and distribute craft beers, (iii) to develop and create recipes for pizzas and the preparation and sale of such pizzas, (iv) to operate a craft brewery and restaurant, (v) in general, to carry on any lawful business whatsoever that is calculated, directly or indirectly, to promote the interests of the Company or to enhance the value of its assets, (vi) to have and exercise all rights, powers and privileges that are now or may hereafter be conferred upon limited liability companies by the laws of the State of Ohio, (vii) to invest the

Company's surplus funds, if any, for the purpose of maximizing the profitability of the Company and/or returns to the Members, and to engage in such other business as may be determined by the Manager and approved by the Voting Members (as defined below), and (viii) to take any and all actions necessary, appropriate or incidental to the accomplishment of the foregoing purposes or to the protection and benefit of the Company.

1.3   *PRINCIPAL PLACE OF BUSINESS.* The principal place of business and address of the Company shall be as set forth on the attached Exhibit A. The Manager may change the principal place of business of the Company from time to time.

1.4   *STATUTORY AGENT.* The Company's statutory agent in the State of Ohio shall be set forth on the attached Exhibit A. The Manager may change the statutory agent of the Company from time to time.


ARTICLE 2
MEMBERS AND INTERESTS


2.1   *NAMES, ADDRESSES AND INTERESTS OF MEMBERS.*

(a)   The capital structure of the Company will be divided into three classes of Units (as defined below) as set forth in Section 2.1(b), which Units constitute membership interests under the Act,. The relative rights, powers, duties, liabilities and obligations of the holders of the Units will be as set forth herein. The names, addresses, Units and the percentage interests (the "Percentage Interests") of the Members are set forth on the attached Exhibit A. The Manager shall promptly amend Exhibit A from time to time to reflect a change in any Member's address or contact information, the sale, grant, issuance, redemption or transfer of Units and any change in Percentage Interests; and any such amendment shall be effective as of the date of the event necessitating such amendment.

(b)   A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto. The classes of Units of the Company consist of each of the following:

> (i)   A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members listed on the attached Exhibit A as holding Class A Units, each of whom may be referred to individually as a "Class A Member."

> (ii)   A "Class B Unit" means a Unit representing ownership of a Class B Interest. "Class B Interest" means the membership interest of a Class B Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as the "Class B Interests." The "Class B Members" means,

collectively, those Members listed on the attached Exhibit A as holding Class B Units, each of whom may be referred to individually as a "Class B Member." Any Class B Interest is intended to constitute a "profits interests" in the Company (as that term is defined in IRS Revenue Procedure 93-27 and clarified by IRS Revenue Procedure 2001-43) that will entitle the Class B Member holding such Class B Interest to share in the portion of the future Profits, Losses and capital appreciation of the Company that corresponds to such Class B Member's Percentage Interest (as shown on Exhibit A) and that will entitle that Class B Member to all of the other rights of a Member to the extent of that Class B Interest. Accordingly, the Capital Account balances of all of the Members of the Company at the time of the admission of each Class B Member will be revalued as of the date of such admission pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(f), and the initial Capital Account balance in the Company with respect to each such Class B Member's Class B Interest shall be zero. Neither upon the grant of a Class B Interest nor at the time that such Class B Interest becomes substantially vested (as that term is defined in Treasury Regulations §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Class B Interest. Notwithstanding the fact that any Class B Interest may be substantially nonvested (as that term is defined in Treasury Regulations §1.83-3(b)) at the time of its grant, the Company and each Class B Member shall treat each Class B Member as the owner of their respective Class B Interests from the date of the grant of each such Class B Interest, and each Class B Member shall take into account that Class B Member's distributive share of Company income, gain, loss, deduction and credit associated with that Class B Member's Class B Interest in computing that Class B Member's income tax liability for the entire period during which that Class B Member holds that Class B Interest. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Interest issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Class B Interests as of the date of issuance of such Class B Interests. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of membership interests while the safe harbor election remains effective.

(iii)   A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

2.2   Additional Units.

(a)   With the approval of the Manager, the Company may issue additional Class A Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(b)   With the approval of the Manager, the Company may issue additional Class B Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions as determined by the Manager and as set forth in Section 2.2(d).

(c)   With the approval of the Manager, the Company may issue additional Class C Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(d).

(d)   The Company may issue additional Units in the Company only if: (i) the requirements of Section 2.2(a), (b) or (c) are met; (ii) the Company has received an instrument of joinder to this Agreement executed by the issuee, under which the issuee agrees to be subject to the terms and obligations of this Agreement; (iii) the issuee has made the capital contribution, if any, required by this Agreement or the Manager; and (iv) the issuee has provided such other information or agreements, if any, as the Manager may require.

2.3   LIMITED LIABILITY. Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   CAPITAL CONTRIBUTIONS.

(a)   INITIAL CAPITAL CONTRIBUTIONS. The initial capital contributions made, or to be made by the Members, if any, are set forth in the Company's records.

(b)   MANDATORY CASH CALLS AND CONTRIBUTIONS.

(i)   If, based on a vote of the Class A Members and the Class B Members (each, a "Voting Member," and collectively, the "Voting Members") holding a majority of the outstanding Class A Units and Class B Units (collectively, the "Voting Units"), additional funds are needed to meet the obligations of the Company, including but not limited to the need for additional working capital, funds for the acquisition of additional property, retaining employees, agents or contractors; payment of taxes, debt service, necessary repairs and maintenance, payments necessary to prevent the default of obligations that would materially and adversely affect the value of the Company, then each Class A Member (each such Member, a "Contributing Member") shall contribute that Member's pro rata share as determined by the Percentage Interest of such Class A Member as set forth on the attached Exhibit A (each, an "Additional Capital Contribution"). For the avoidance of doubt, "Contributing Members" shall exclude Class B Members and Class C Members.

(ii)   If any Contributing Member fails to make all or any portion of a required Additional Capital Contribution (the "Shortfall Capital Contribution") in full on or before the required contribution date (the "Additional Capital Contribution Deadline"), then the following shall occur:

(A)   on or after the third (3rd) business day following the Additional Capital Contribution Deadline, the Company shall send to the Contributing Member failing to make such Shortfall Capital Contribution in full, a written notice (each, an "Additional Capital Contribution Default Notice") demanding that such Contributing Member make the required Shortfall Capital Contribution in full on or before the date specified in such notice, which date shall be at least five (5) business days after the date of such Additional Capital Contribution Default Notice (each, an "Additional Capital Contribution Default Date");

(B)   interest shall accrue on the outstanding balance of such Shortfall Capital Contribution at the lesser of (I) the prime rate plus 6% or (II) the highest interest rate permitted from time to time under applicable law during the applicable period, computed on the basis of a 365/366-day year and the actual number of days elapsed from the Additional Capital Contribution Deadline until the earlier of: (I) the date that the Contributing Member failing to make the Shortfall Capital Contribution makes such Shortfall Capital Contribution in full, plus any interest accrued thereon pursuant to this Section 3.1(b)(ii)(B); or (B) the date such Contributing Member is determined to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C); and

(C)   if the Contributing Member failing to make such Shortfall Capital Contribution in full on or before the third (3rd) business day following the Additional Capital Contribution Deadline fails to pay the outstanding balance of such Shortfall Capital Contribution, and any interest accrued thereon pursuant to Section 3.1(b)(ii)(B), on or before the Additional Capital Contribution Default Date, then the Contributing Member failing to make such Shortfall Capital Contribution shall be deemed to be a "Defaulting Contributing Member" until such time as the Contributing Member makes full payment of the Shortfall Capital Contribution, plus any interest accrued thereon pursuant to Section 3.1(b)(ii)(B).

(A)   In the event a Contributing Member is deemed to be a Defaulting Contributing Member pursuant to Section 3.1(b)(ii)(C), then on behalf of the Company, the Manager shall cause one or more of the following to occur: (A) to withhold the Defaulting Contributing Member's pro rata share of any distributions (including any tax distribution) that would otherwise be made to the Defaulting Contributing Member under this Agreement and to direct, on the Defaulting Contributing Member's behalf, such distributions to the Company in satisfaction of the Defaulting Contributing Member's obligations under this Agreement, including but not limited to the Defaulting Contributing Member's obligations to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B);

(B) to suspend the right of the Defaulting Contributing Member to vote, approve or consent to any matter that is subject to the approval or consent of the Members, and to participate in the management or control of the business and affairs of the Company until the Defaulting Contributing Member has satisfied such Defaulting Contributing Member's obligation to make the Shortfall Capital Contribution and to pay any interest accrued thereon pursuant to Section 3.1(b)(ii)(B); and (C) to permit one or more other Contributing Members, on behalf of the Defaulting Contributing Member, to loan the total amount of the Defaulting Contributing Member's unpaid Shortfall Capital Contribution and to treat such loan, at the option of each Contributing Member as either (I) a loan to the Company as described in Section 3.1(b)(iii) or (II) a loan to the Defaulting Contributing Member as described in Section 3.1(b)(iv). Each Contributing Member acknowledges and agrees that the damages suffered by the Company as a result of any default hereunder may include costs and expenses relating to the Company's efforts to exercise the Company's rights and remedies hereunder. To the extent required to recover the damages suffered by the Company, the Company shall have the right of set-off with respect to any cash or property distributions or other payments due from the Company to any Defaulting Contributing Member. The pursuit of any one remedy shall not operate as a waiver of the Company's right to pursue any other remedy against a Defaulting Contributing Member

(iii)   Shortfall Company Loans by Contributing Members.

(A)   In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member, to loan to the Company the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Company (each such loan, a "Shortfall Company Loan"). Each participating Contributing Member shall lend the Company an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member). Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company within five (5) business days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Company Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in the Shortfall Capital Contribution thereafter still remains, then the Company may borrow the remaining amount from the Contributing Members who have elected to participate in such loans, in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Company Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. A Contributing Member shall be considered a third party creditor of the Company with respect to any Shortfall Company Loan and any Shortfall Company Loans shall be repaid as a Company expense before any distributions to Members under this Agreement with such repayment first applied to reduce the interest accrued on any Shortfall Company Loans and then to reduce the principal amount thereof. In the event there is more than one (1) outstanding Shortfall Company Loan, then each such Shortfall Company Loan shall be repaid by the Company in proportion to the amount that such Shortfall Company Loan represents of the total amount owing under all such Shortfall Company Loans. The Company shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Company Loan, including, without limitation, any note evidencing the Shortfall Company Loan. If not sooner repaid, all principal and interest on Shortfall Company Loans shall become immediately due and payable upon the dissolution of the Company from the proceeds, if any, of such dissolution.

(iv)   Shortfall Defaulting Contributing Member Loans by Contributing Members.

(A)   In the event that the Manager determines that the Company shall permit one or more Contributing Members, on behalf of the Defaulting Contributing Member pursuant to Section 3.2(d)(i)(C)(II), to loan to the Defaulting Contributing Member the total amount of the Defaulting Contributing Member's Shortfall Capital Contribution, the Company shall give written notice of such determination to all of the Contributing Members. Such Contributing Members shall then have a period of ten (10) days to give the Company written notice that they elect to participate in the making of such loans to the Defaulting Contributing Member (each such loan, a "Shortfall Defaulting Contributing Member Loan"). Each participating Contributing Member shall lend the Defaulting Contributing Member an amount equal to the Shortfall Capital Contribution multiplied by such Contributing Member's Percentage Interest (computed without taking into account the Percentage Interest of the Defaulting Contributing Member). Each participating Contributing Member shall lend that Contributing Member's share of the Shortfall Capital Contribution in cash to the Company on behalf of the Defaulting Contributing Member within five (5) Business Days after such Contributing Member's written election to make such loan is received by the Company. If any of the Contributing Members do not elect to participate within the aforementioned ten (10) day election period, then each participating Contributing Member shall be permitted to increase the amount of such Contributing Member's Shortfall Defaulting Contributing Member Loan by an amount equal to the remaining amount of the Shortfall Capital Contribution, multiplied by a fraction, the numerator of which is the amount of the Shortfall Capital Contribution that such Contributing Member has agreed to loan and the denominator of which is the total amount of the Shortfall Capital Contribution that all participating Contributing Members have agreed to loan. If a deficit in the Shortfall Capital Contribution thereafter still remains, then the Contributing Members who have elected to participate in such loans may lend to the Defaulting Contributing Member the remaining amount of the Shortfall Capital Contribution in such manner as the loaning Contributing Members shall reasonably determine.

(B)   Each Shortfall Defaulting Contributing Member Loan shall bear interest at the rate of twelve percent (12%) per annum, compounded monthly. The performance by the Defaulting Contributing Member of such Defaulting Contributing Member's obligations under any Shortfall Defaulting Contributing Member Loan shall be secured by the pledge of a security interest in the Units held by the Defaulting Contributing Member. The Defaulting Contributing Member shall execute, acknowledge, deliver, file and/or record, as appropriate, any documents, instruments and agreements reasonably necessary to memorialize any Shortfall Defaulting Contributing Member Loan, including, without limitation, any note evidencing the Shortfall Defaulting Contributing Member Loan and any pledge agreement granting the

(C)   Notwithstanding any other provision under this Agreement to the contrary, in the event that (I) one or more Contributing Members has made a Shortfall Defaulting Contributing Member Loan to a Defaulting Contributing Member and (II) as of the date of any distribution to be made by the Company to the Members under this Agreement, there remains any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, then any amount distributable to the Defaulting Contributing Member shall be paid to the Contributing Members, to the extent of any amount outstanding under any such Shortfall Defaulting Contributing Member Loan, until the Defaulting Contributing Member has paid in full to the Contributing Members the entire amount payable under any Shortfall Defaulting Contributing Member Loans, including principal and any accrued and unpaid interest. Any such distribution of the Defaulting Contributing Member that is paid to the Contributing Members shall be credited first to any accrued interest on such Shortfall Defaulting Contributing Member Loan and the balance of any such distributions shall be credited against the outstanding principal balance of such Shortfall Defaulting Contributing Member Loan. In the event there is more than one (1) outstanding Shortfall Defaulting Contributing Member Loan, then any distribution shall be allocated and repaid on any such Shortfall Defaulting Contributing Member Loans by the Defaulting Contributing Member pro rata determined by multiplying the amount of the distribution by a fraction, the numerator of which is the outstanding amount payable under each Shortfall Defaulting Contributing Member Loan and the denominator of which is the total outstanding amount payable under all of the Shortfall Defaulting Contributing Member Loans payable by the Defaulting Contributing Member. The parties agree that any distribution of a Defaulting Contributing Member that is paid to the Contributing Members in payment of a Shortfall Defaulting Contributing Member Loan shall be treated as (a) a distribution by the Company to the Defaulting Contributing Member and (b) a payment by the Defaulting Contributing Member to the Contributing Members on such Shortfall Defaulting Contributing Member Loan.

3.2   *INTEREST*. No interest shall be paid on any capital contributions.

ARTICLE 4
CAPITAL ACCOUNTS; ALLOCATIONS AND DISTRIBUTIONS

4.1   *CAPITAL ACCOUNTS.* An individual capital account (a "Capital Account") shall be maintained for each Member. The Capital Account of each Member shall consist of the Member's initial contribution of capital increased by (a) the Member's additional capital contributions to the Company, (b) decreases, if any, to such account by reason of distributions to such Member; and (c) the increases or decreases, if any, to such Capital Account to reflect allocations of the Company's taxable income or losses, adjusted as required under the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations for purposes of Section 704(b) ("Profits" and "Losses"), respectively, in accordance with the provisions of this Agreement. Each Capital Account shall be further maintained and adjusted in accordance with the Treasury Regulations promulgated pursuant to Section 704 of the Code

4.2   *ALLOCATION OF PROFITS AND LOSSES.*

(a)   Allocation of Losses. Each year the Company shall issue Schedule K-1s to all Members which allocate the Profits and Losses of the Company. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Losses of the Company shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. Notwithstanding the foregoing, Losses shall not be allocated to any Member to the extent that such allocation would cause that Member to have a deficit Capital Account balance or increase that deficit Capital Account balance while any other Member continues to have a positive adjusted Capital Account balance. In such event, Losses shall first be allocated to Members with positive adjusted Capital Accounts in proportion to those balances, until their positive adjusted Capital Accounts have been reduced to zero.

(b)   Allocation of Profits. Except as provided in this Article 4, and subject to the Regulatory Allocations, the Profits and all related items of income and gain of the Company shall first be allocated to the Members to recover all previously allocated Losses. Thereafter, the Profits shall be allocated to the Members in accordance with their respective Percentage Interests in the Company as set forth in Section 2.1 and Exhibit A of this Agreement. However, nothing set forth in this Agreement shall require the Manager to make any distribution of Profits, and the Manager shall have the sole discretion to invest the Profits of the Company.

4.3   *TAX DISTRIBUTIONS.* The Company shall calculate and distribute to each Member its Mandatory Tax Distribution Amount in accordance with the following. Such distributions shall be payable at such time or times and in such amounts as will enable the Members to avoid penalties and interest otherwise payable on account of the failure to pay a sufficient amount of estimated taxes as required by law.

(a)   The term "Mandatory Tax Distribution Amount" means an amount equal to the excess of (i) the product of (A) the net taxable income of the Company allocated to (or reasonably estimated to be allocable to) a Member for each taxable year attributable to the Profits and Losses allocated to that Member under this Agreement, and (B) the maximum federal individual or corporate income tax rate, as applicable (taking into account the character of the items of income as ordinary income or capital gains), and the maximum combined state and local individual income tax rate to which any Member (or member of a Member) is subject, less the effect of the deduction of State and local income taxes on the federal return, assuming no limitation of that deduction under Section 68 of the Code (which maximum rates will be applied to all Members), over (ii) all amounts previously distributed to that Member.

(b)   To the extent a Member is or has been allocated a net Loss for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)) in excess of the amount of net income allocated to that Member for income tax purposes under this Agreement for any taxable year or period of the Company (calculated under the principles described in Section 4.3(a)(i)), then that excess net Loss will be offset against, and will reduce the net income allocated (or reasonably estimated to be allocable) to, that Member under this Agreement in subsequent taxable years or periods of the Company (until that net loss is exhausted) for purposes of calculating the Mandatory Tax Distribution Amount for that Member for those subsequent taxable years or periods.

4.4   *DISTRIBUTION OF A DISSOLUTION EVENT.* Upon the occurrence of a Dissolution Event (as defined in Section 8.1), the proceeds from such sale shall be distributed in the following order and as follows:

(a)   First, to satisfy all obligations due and owing to the creditors of the Company;

(b)   Second, pro rata to the Class A Members and the Class C Members in accordance with their respective Percentage Interests, to the extent of their "Net Invested Capital," which shall mean the sum of all capital contributions, less distributions designated as returns of capital.

(c)   Third, pro rata to all Members, in accordance with their Percentage Interests.

4.5   *Regulatory Allocations.* The following special allocations of income, gain, loss and deductions set forth in this Section 4.5(a) (collectively, the "Regulatory Allocations") shall be made prior to the allocations set forth in Section 4.2 of this Agreement.

(a)   Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any taxable year, each Member shall be specially allocated items of income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.5(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Except as otherwise provided in Treasury Regulations §1.704-1(i)(4), if there is a net decrease in Member Minimum Gain (determined in accordance with Treasury Regulations Sections 1.704-2(d)(1) and 1.704-2(i)(5)) during any taxable year, each Member who has a share of the Member Minimum Gain, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations under the previous sentence are made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated are determined in accordance with Regulations §1.704-2(i)(4) and §1.704-2(j)(2). This Section 4.5(b) is intended to comply with the minimum gain chargeback requirement in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5) or (6), that causes that Member to have a deficit Capital Account balance as of the end of any taxable year or increases that Member's deficit Capital Account balance, gross income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit Capital Account balance created by such adjustments, allocations or distributions as quickly as possible. This Section 4.5(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(b)(1) and §1.704-2(c)) for any taxable year are specially allocated to the Members in proportion to their Percentage Interests. The amount of Nonrecourse Deductions for a taxable year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that taxable year over the aggregate amount of any distributions during that taxable year of proceeds of a Nonrecourse Liability (as determined in accordance with Treasury Regulations Sections 1.704-2(b)(3) and §1.752-1(a)(2)) that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulations §1.704-2(c).

(e)   Member Nonrecourse Deductions (as defined in Treasury Regulations Sections 1.704-2(i)(1) and (2)) for any taxable year are specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). For any Fiscal Year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall equal the net increase during the year, if any, in the amount of Member Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Member Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset under Code Section732, 734(b) or 743(b) is required, under Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)   To the extent possible, all of the foregoing Regulatory Allocations are to be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss, or deduction under this Agreement. Therefore, notwithstanding any other provision of Section 4.2 of the Agreement (other than the Regulatory Allocations), those offsetting allocation of income, gain, loss or deduction shall be made in whatever manner the Manager determines appropriate so that, after those offsetting allocations are made, each Capital Account balance is, to the extent possible, equal to the Capital Account balance that Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising the Manager's discretion hereunder, the Manager shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(h)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of items of income, gain, loss and deduction provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of income, gain, loss and deduction will be made in accordance with Proposed Treasury Regulation Section 1.704-1 (b)(4)(xii)(c) or any successor provision or guidance.

4.6   *Tax Allocations.* The following

(a)   Contributed or Revalued Property. If the Carrying Value (as defined below) of any Company property other than money differs from its tax basis, either because the property was contributed by a Member to the capital of the Company or because the property was revalued under clause (ii) of the definition of Carrying Value, items of income, gain, deduction, or loss with respect to that property shall be allocated for income tax purposes to Members under Code Sections 704(b) and 704(c) so as to take into account that difference using the method chosen by the Manager.

(b)   Recapture. If, with respect to the sale of a Company asset, the Company recognizes recapture income under Code Section 1245 or 1250 or other provisions of the Code, or unrecaptured Section 1250 gain under Code Section 1(h)(6), each Member's distributive share of taxable gain or loss from the sale of that asset (to the extent possible) shall include a proportionate share of that income equal to that Member's share (or the share of its predecessor in interest) of prior cumulative depreciation deductions with respect to the asset that gave rise to the recapture income; any excess shall be allocated among the Members in accordance with their share of gain from the sale of that asset.

(c)   Carrying Value and Revaluations of Company Property.   For purposes of this Agreement, the term "Carrying Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Carrying Value of any asset contributed by a Member to the Company is the agreed contributed value of that asset.

(ii)   The Carrying Value of all Company assets shall be adjusted to equal their respective adjusted values as of the following times: (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; and (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-(1)(b)(2)(ii)(*g*); provided that an adjustment described in clauses (A) and (B) of this subparagraph will be made only if the Manager determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company and, if any Company asset is subject to a nonrecourse indebtedness, the Carrying Value of that asset may not be less than the amount of that indebtedness as required by Code Section 7701(g).

(iii)   The Carrying Value of any Company asset distributed to a Member shall be adjusted to equal the adjusted value of that asset on the date of distribution.

(iv)   The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets under Code Section 734(b) or §743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulations 1.704-1(b)(2)(iv)(*m*), Profits and Losses, and clause (vi) of the definition of Regulatory Allocations; provided, however, that Carrying Values will not be adjusted under this Section 4.6(c)(iv) to the extent that an adjustment under Section 4.6(c)(ii) is required in connection with a transaction that would otherwise result in an adjustment under this Section 4.6(c)(iv).

If the Carrying Value of an asset has been determined or adjusted under Section 4.6(c)(ii) or (iv), that Carrying Value will thereafter be adjusted by the depreciation or amortization taken into account with respect to that asset for purposes of computing Profits and Losses.

4.7   Tax Elections. Except as otherwise set forth in this Agreement, the Manager shall have the exclusive right to make and determine all options and elections with respect to the Code and Treasury Regulations issued thereunder, except that an election under Code §754 shall be made if it is beneficial to any of the Members.

ARTICLE 5
MANAGEMENT

5.1   *THE MANAGER*. The Company will be managed by a manager (the "Manager"). The Manager of the Company may be, but is not required to be, a Member. Mr. Brent Zimmerman is hereby appointed as the initial Manager with all of the rights, powers and duties set forth in this Agreement. The Manager of the Company shall be identified on the attached Exhibit A, as amended from time to time to reflect any change of the Manager.

5.2   *TERM OF MANAGER*. Brent Zimmerman shall remain the Manager of the Company until such time as he resigns or he is removed from office in accordance with Section 5.7 of this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice. If, for any reason, the Manager is unable or unwilling to serve, the vacated position shall be filled by election. If the next regular Member's meeting is scheduled to be held fewer than 30 days after the vacancy occurs, the election shall be held at that meeting; otherwise, a special Member's meeting shall be held to elect a replacement Manager within 60 days of the date the office is vacated. The replacement Manager shall be elected by a majority vote of the Voting Members. A successor Manager elected by the Voting Members shall hold office until the first to occur of the death, disability, removal, dissolution or resignation of such Manager.

5.3   *POWERS AND DUTIES OF THE MANAGER*. Except as otherwise specifically provided in any other provision of this Agreement or under the requirements of applicable law, the Manager shall have the sole and exclusive right to manage the activities, business and investments of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act and applicable state law, including (but not limited to), the following:

      (a)   To maintain reserves for the purpose of paying taxes, mortgage installments, lease payments, and any and all other types of costs or expenses of the Company as required or desired by the Manager.

      (b)   To employ accountants, legal counsel, managing agents, contractors and subcontractors, construction managers, architects, property managers, leasing agents, and/or other experts and professionals to perform services for the Company, to negotiate and compensate any such persons from Company funds, and to terminate any such employment.

      (c)   To enter into any agreement with any Manager, any Member or any person or entity related to or affiliated with any Manager, any Member or any officer of the Company; provided, that any such agreement is entered into in the ordinary course of the Company's business and on terms which are no less favorable to the Company than would be obtained in a comparable arm's-length transaction with an unrelated third party.

      (d)   To enter into any and all other agreements on behalf of the Company, with any other person or entity for any purpose including but not limited to the hiring of Company employees including a General Manager, an Operating Manager and assistant managers.

      (e)   To enter into one or more lease agreements for real property from which the Company may conduct its business operations, including entering into a lease or lease agreements with the Manager or such other entities as may be related to or affiliated with the Manager.

      (f)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business, including paying the fees and expenses described in this Agreement and delegating duties and authority to others when deemed necessary or appropriate.

      (h)   To enter into on behalf of the Company one or more loan agreements borrowing funds, which loan agreements may include pledging, or granting liens on, the real property and other assets of the Company to secure the loan facility(ies), and a provision allowing for the confession of judgment against the Company.

Any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the Manager and such writing is filed with the records of the meetings of the Manager and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Manager.

5.4 *MEMBER MEETINGS.* The Members shall hold at least one Member's meeting annually. The first Member's meeting shall be held on or before the last day of March each year.

(a) On fourteen (14) days written notice, any Voting Member may call a special meeting of the Members. Any Voting Member may waive the notice requirement of this Section 2.4 by providing, in writing, a written waiver of the notice requirement.

(b) A quorum shall be required for a Member's meeting. Any Member shall have the right to attend any Member's meeting. Any Voting Member shall have the right to act at any meeting of the Members by conference telephone or other method of communication by which each Voting Member in attendance can hear all other Voting Members in attendance, or by written proxy duly executed by such Voting Member. Except with respect to any action requiring the vote of a greater number or proportion in interest of the Voting Members under this Agreement or under applicable law, Voting Members holding at least a majority of the outstanding Voting Units of the Company are required to constitute a quorum.

5.5 *VOTING.* Except as otherwise set forth herein, no action requiring approval of the Members shall be taken except on the affirmative vote of a majority of the outstanding Voting Units held by the Voting Members.

5.6 *ACTION WITHOUT MEETING.*

(a) In lieu of a Member's meeting, any action that may be taken at a Member's meeting may instead be taken by written consent of the required number of Voting Members entitled to vote thereon, provided that all such Voting Members are given at least fourteen (14) days advance written notice of the proposed action.

(b) To be valid, a notice of written consent shall describe the action to be taken and bear the signature of the person whose consent is given. Voting Members giving written consent need not all sign the same writing. If more than one consent form is used, each shall bear an identical description of the action to be taken.

(c) The original consent form or forms that support an action shall be placed in the Company's minute book.

(d) Meetings of the Members by conference telephone call or by any other means of communication, by which all Voting Members can hear each other during the meeting, shall constitute presence in person at the meeting.

5.7 REMOVAL OF MANAGER.

(a)   The Manager of the Company serves at the pleasure of the Voting Members. The Manager of the Company may be removed from office, at any time for any of the acts set forth below. Such determination and removal shall require the affirmative vote of Voting Members (excluding the Manager if the Manager is a Voting Member) holding two-thirds of the outstanding Voting Units (excluding any Voting Units held by the Manager). The acts consulting grounds for removal of the Manager include each of the following:

(i)   Committing any act determined by the Voting Members to constitute gross negligence, fraud or criminal conduct.

(ii)   Filing a voluntary petition for personal bankruptcy, adjudication of bankruptcy, or making or attempting to make an assignment for benefit of creditors.

(iii)   The Disability of the Manager.

(b)   The term "Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Voting Members (excluding the Manager if the Manager is a Voting Member), on the basis of medical evidence reasonably satisfactory to the Voting Members, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Voting Members reconsider their decision. Such request shall be in writing, shall be delivered to the Voting Members within thirty (30) days after the date the Voting Members advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Voting Members do not grant the Manager's request for reconsideration, then the Manager may advise the Voting Members, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Voting Members and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

5.8 LIABILITY AND INDEMNIFICATION.

(a)   Limitation of Liability of the Manager. The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except as expressly provided for by the Act.

(b)   Indemnification of Manager. The Company shall indemnify the Manager for any acts performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company or its Members, or with reckless disregard for the best interest of the Company.

(c)   Limitation of Liability of the Members. No Member shall be personally liable for the liabilities of the Company unless expressly agreed to in a writing signed by the Member to be personally liable. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.9   *VOTE OF THE MEMBERS.* The Members shall have no authority, power or discretion to manage, direct, or control the business, affairs, or assets of the Company or to make any decisions regarding those matters except for those matters specifically requiring Member approval under the terms of the Act or requiring a Member vote under the terms of this Agreement. Assignees shall not be allowed to vote on any matter reserved to the Members. For all matters requiring a vote by the Members, each Voting Member shall vote based on that Member's percentage interest of the Voting Member determined by dividing that Voting Member's Voting Units by all outstanding Voting Unit. Except as expressly set forth in this Agreement or as provided by non-waivable provisions of applicable law, a vote by the Voting Members holding a majority of the outstanding Voting Units shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action. A majority vote of the Voting Members shall be required for the following actions of the Company: (a) election of a replacement Manager, and (b) the amendment of this Agreement except as otherwise provided herein.

5.10   *PARTNERSHIP REPRESENTATIVE.*

(a)   In the good faith determination of the Manager, the Company may make the election out of Subchapter C of Chapter 63 of the Code if the Company is eligible to make such election. If the Manager determines to make such election out, any Member of the Company that is an S corporation or other pass-through entity described in §6221(b)(2) of the Code or any Treasury Regulations or other administrative guidance promulgated thereunder shall, upon written request of the Company, provide in a timely manner the information required by Section 6221(b)(2) of the Code and such Regulations or other administrative guidance necessary to enable the Company satisfy the requirements to make the election out.

(b)   The Manager shall designate a person to serve as "partnership representative" in accordance with §6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder. The Members hereby designate Brent Zimmerman to serve as the partnership representative. The partnership representative shall have the authority provided by §6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the Manager informed on a regular basis regarding the status of any Company tax proceeding and shall perform the partnership representative's duties under the direction and guidance of the Manager. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other agreements with such agencies or courts as the Manager deems necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member that is disproportionate to the effect it would have on the other Members without the prior written consent of such Member, and provided further that in exercising the partnership representative's authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

(c)   The partnership representative shall give prompt written notice to the Manager and each Member of the receipt of: (i) any written notice that the Internal Revenue Service or any state or local taxing authority intends to examine the Company's income tax returns for any year; and (ii) any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Company.

(d)   If the Company is required to pay any "imputed underpayment" (as defined in §6225 of the Code), the Manager shall cause the Company to allocate the amount of such imputed underpayment among the Capital Accounts and distributions of the Members (whether by treating such underpayment as a Company expense, withholding or otherwise) in a manner that is determined in good faith by the Manager to be consistent with such Members' proper economic share of such underpayment and consistent with the economic interests of the Members under this Agreement.

(e)   In lieu of making an imputed underpayment pursuant to §6225 of the Code, the Manager may cause the Company to elect that §6226 of the Code apply to such underpayment. If such election is made, each Member agrees to properly take into account that Member's allocable share of any adjustments and pay any tax, penalties and interest resulting therefrom. This Section 2.10 shall continue to apply to former Members of the Company.

(f)   The Manager shall have the authority to cause the Company to make an administrative adjustment request under the provisions of §6227 of the Code.

(g)   The Manager may amend this Section 2.10 as reasonably determined by the Manager to be necessary in order to comply with or cause this Section 2.10 to be consistent with the Treasury Regulations and other administrative guidance issued under the Code as amended by §1101 of the Bipartisan Budget Act of 1985 after the date hereof; provided, however, that no such amendment shall be made in a manner that is disproportionately adverse to any Member without such Member's prior written consent.

(h)   The provisions of this Section 2.10 shall survive the termination of the Company or the termination of a Member's Interest in the Company and, with respect to matters arising prior to the date of such termination, shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any all matters regarding taxation of the Company or the Members.

5.11   *NOTICE AND WAIVER OF CONFLICTS.* The Members acknowledge that Mr. Brent Zimmerman is also a Member and Manager of Me Too, LLC (the "Landlord") which owns and leases to the Company the real property located at 2885 Detroit Road, Cleveland, Ohio. The Members acknowledge and agree that Mr. Zimmerman as the Manager of the Company and the Landlord shall be entitled to set the terms and conditions of the lease agreement by and between the Landlord and the Company, the Members acknowledge and waive any such conflict of interest.

5.12   *OTHER BUSINESS.* Except as otherwise set forth in this Agreement, and the Brewer's Non-Competition and Non-Solicitation Agreement, each Member may engage independently or with others in other business and investment ventures of every nature and description, unless otherwise set forth in this Agreement, and shall have no obligation to account to the Company for such business or investment ventures or for the business or investment opportunities.

5.13   Reimbursement of Company Expenses. The Company shall bear all costs and expenses attributable to Company activities, and shall reimburse the Manager for all such costs and expenses paid thereby on behalf of the Company. Any reasonable amounts advanced by the Manager and not reimbursed by the Company within thirty (30) days of invoice shall bear interest at the minimum interest rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

ARTICLE 6
RESTRICTIONS ON TRANSFER

6.1   *GENERAL RESTRICTIONS.* Each of the Members agrees not to sell, gift, transfer, assign or otherwise dispose of all, or any portion, of its Units in the Company, whether now owned or hereafter acquired, except in accordance with the terms of this Agreement.

6.2   *ENCUMBRANCE.* Each of the Members agrees not to pledge, hypothecate, or otherwise secure any type of debt or obligation with all, or any portion of, the Units which he, she or it owns (or hereafter acquires) in the Company, whether such debt is incurred voluntarily, or involuntarily.

6.3   *TRANSFER OR ENCUMBRANCE.* No Member shall be permitted to transfer, whether for consideration or no consideration, pledge, mortgage, or encumber all or any portion of its Units without the consent of the Manager, which consent shall not be unreasonably withheld.

6.4   *ATTEMPTED TRANSFER OR ENCUMBRANCE.* Any attempted transfer, pledge, mortgage or encumbrance by a Member of all or any portion of the Units owned (or hereafter acquired) by that Member in the Company, which is not in compliance with the terms of this Agreement, shall be void, and shall not be reflected on the records of the Company.

6.5   *TRANSFERS UPON DEATH.* Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

(a)   In the event of a purchase of the deceased or disabled Member's Units as set forth herein, the price for the Interest purchased under the provisions of this subsection shall be the Fair Market Value (as defined in Section 6.12) of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

(b)   In the event the estate and/or the beneficiaries of the estate retain the deceased Member's Units as an assignee(s), the assignee(s) shall have the right to share in the Profits and Losses of the Company in accordance with the Percentage Interest reflected by the Units held. However, the assignee(s) shall have no other rights as a Member and the assignee(s) shall not be permitted to vote on any matter reserved to the Members, except as required by Ohio law.

6.6   *INVOLUNTARY LIFETIME TRANSFERS.* A Member shall immediately notify the other Members, in writing, upon becoming aware of facts that would reasonably lead him or her to believe that a court ordered transfer or sale of all or any portion of its Units in the Company is foreseeable or likely, including, but not limited to, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property or similar state law; or pursuant to any seizure by a creditor or under any provision or provisions of the United States Bankruptcy Code. Such notice shall set forth the facts relating to the anticipated court order and the Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event that the Company does not elect to purchase the Units, the other Members shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Fair Market Value, as defined by this Agreement. In the event either the Company or the other Members elect to purchase the subject Units, the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.7   *EXPULSION OF A MEMBER.* Upon a vote of the Voting Members holding 2/3rd's of the outstanding Voting Units of the Company, a Member may be expelled for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any matter which harms the good will or reputation of the Company. In the event of the expulsion of a Member, the Company shall purchase the Units of the expelled Member, or if the Company elects not to purchase the Units of the expelled Member, the other Members shall purchase the Units of the expelled Member, as follows: (a) the purchase price of the Units t shall be either as agreed by the parties, or if the parties cannot agree, the Fair Market Value of the Units as defined by this Agreement; and (b) the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.8   *RESIGNATION OR WITHDRAWAL OF A MEMBER.* No Member shall have the power or right to resign or withdraw from the Company, and the provisions of Section 1705.15(B) of the Act shall apply to this Agreement.

6.9.   *NO MANDATORY SALE OR BUY BACK OF MEMBERSHIP INTERESTS.* Neither the Company nor any Member of the Company shall be required to purchase any Member's Units, and except as specifically set forth in this Agreement, no Member shall be required to sell its Units.

6.10   *CONTINUATION OF RESTRICTIONS.* This Agreement, and the terms, conditions and restrictions set forth herein, shall continue to apply to any Units transferred by a Member in accordance with this Article 6.

As a condition to any transfer of any Unit hereunder, any Member shall require that a transferee agree in writing to be bound by all of the terms, conditions and restrictions of this Agreement, which writing may take the form of a certificate of acceptance and adoption of this Agreement.

6.11 *PURCHASE PRICE.* Within 120 days following the close of the Company's taxable year, the Members shall approve the Fair Market Value of the Units of the Company to be used during the current taxable year. The purchase price of the Units required to be purchased and/or sold pursuant to this Agreement shall be the Fair Market Value as approved by the Members.

6.12 *FAIR MARKET VALUE.* Within thirty (30) days following the end of each taxable year, the Manager shall determine the value of one hundred percent (100%) of the outstanding Units as of the end of such taxable year (the "Company Value"). The Manager may use such additional information as the Manager may deem necessary to determine the Company Value including, without limitation, bank appraisals.

ARTICLE 7
REPRESENTATIONS & WARRANTIES OF THE MEMBERS

7.1 *INVESTMENT MATTERS.* By executing a counterpart signature page to this Agreement or an instrument of joinder, each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a) Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b) Understands that there is no market for any Units in the Company, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Units is restricted under the terms of this Agreement, that such Member shall hold such Member's Units indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Units under the Securities Act of 1933 or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c) Acknowledges that investment in any kind of Units involves certain risks and that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Units for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d) Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Units, including the fact that any certificate that may be issued representing such Units will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e)   Is not subscribing for such Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f)   Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g)   Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest and has had the opportunity to obtain information about and review the records of the Company.

(h)   Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i)   Has the capacity, power, and authority to enter into this Agreement and perform such Member's obligations as provided in this Agreement.

(j)   The signing, delivery, and performance of this Agreement by each Member does not (i) violate any contract to which such Member is a party, (ii) give rise to a right of termination or acceleration under any contract by which such Member is bound, (iii) otherwise violate any federal, state or local law or regulation applicable to such Member, or (iv) constitute an event that, after notice or lapse of time, or both, will result in any of the foregoing.

(l)   With respect to each Member who is an employee or Manager of the Company, such Member has all authorizations necessary for the operation of the Company's business, all of which are valid and continuing. No proceeding, audit, inquiry, investigation, judicial or administrative process of any governmental authority is pending to revoke or limit any of authorizations or otherwise impose any conditions or obligations on the possession or transfer of such Member's Interest in the Company.

7.2   *AUTHORIZATION; NO CONFLICTS; DUE EXECUTION AND DELIVERY.* Each person now or hereafter becoming a party to this Agreement hereby represents and warrants to the Company and to each other party hereto that such person is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each party hereto that such representative is duly authorized to do so.

ARTICLE 8
DISSOLUTION

8.1   *DISSOLUTION.*

(a)   The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a "Dissolution Event"): (i) a Liquidity Event (as defined below); (ii) the entry of a decree of judicial dissolution pursuant to §1705.47 of the Act, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to §1705.47 of the LLC Law without the consent of the Voting Members holding two-thirds of the outstanding Voting Units; (iii) the affirmative vote or written consent of the Manager and the Voting Members holding two-thirds of the outstanding Voting Units to dissolve the Company; or (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

(b)   The term "Liquidity Event" means a sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to any of its subsidiaries shall be deemed to be a Liquidity Event *per se.*

(c)   The Members hereby agree that, notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Dissolution Event.

8.2   *WINDING UP.* Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed as set forth in Section 4.4.

ARTICLE 9
MISCELLANEOUS

9.1   *CERTIFICATES FOR MEMBERSHIP INTERESTS.* A Member's Interest may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be determined by the Manager; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a membership interest:

> *"The membership interest represented by this document has not been registered under any securities laws and the transferability of such membership interest is restricted. This membership interest may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such membership interest by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such membership interest will then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."*

9.2   *HEIRS, SUCCESSORS AND ASSIGNS.* Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

9.3   *RIGHTS OF CREDITORS AND THIRD PARTIES UNDER THIS AGREEMENT.* This Agreement is entered into among the Company and its Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and its Members with respect to any capital contribution or otherwise.

9.4   *OHIO LAW CONTROLLING.* The laws of the State of Ohio shall govern all disputes arising from or related to this Agreement and any and all disputes arising from this Agreement shall be resolved in the Cuyahoga County Court of Common Pleas as situated in Cleveland, Ohio.

9.5   *ENTIRE AGREEMENT.* This Agreement contains the entire agreement of the parties with respect to the aforesaid matters, and any amendment, modification, or waiver of any provision is valid only if in writing and signed by the requisite number of Members.

9.6   *TERM.* This Agreement shall remain in full force and effect unless and until amended, modified, or terminated by the requisite number of Members.

9.7   *NECESSARY ACTS.* Each of the parties hereto agrees that he or she will do any act or thing and will execute any and all instruments necessary and/or proper to make effective the provisions of this Agreement.

9.8   *NOTICES.* All notices required or permitted hereunder shall be made in writing and shall be deemed to be properly made on the date the notice is received when personally delivered to the party to receive the notice, or the post-mark date when the notice is sent by express mail, certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice. Any notice required to be given to a Member shall be given at the address of the Member as set forth in Exhibit A. Notice to the Company shall be given to the Manager at the address set forth in Exhibit A.

9.9   *BINDING EFFECT.* This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legatees, executors, administrators, personal representatives, successors and assigns.

9.10   *SEVERABLE PROVISIONS.* The provisions of this Agreement are severable, and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

9.11   *COUNTERPART EXECUTION.* This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.12   *CONFIDENTIAL INFORMATION.* Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Manager and their respective affiliates that is confidential in nature, including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person with which such Member may be associated in any manner. Each Member agrees that, except in connection with maintaining and reporting such Member's investment in the Company or as may be required by law or court order, such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis.

9.13   *AMENDMENTS*.

(a)   This Agreement may be amended by the Manager to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Exhibit A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

(b)   Subject to Section 9.13(a), this Agreement may be amended only by the affirmative vote or written consent of Voting Members holding a majority of the outstanding Voting Units; provided that: (i) an amendment that would affect any class of Units in a manner materially and disproportionately adverse to any other class of Units in existence immediately prior to such amendment shall be effective against the holders of that class of Units so materially adversely and disproportionately affected only with the prior written consent or vote of the holders of at least a majority of that class of Units; (ii) no amendment alter or modify the limited liability of any Member without the written consent of such Member; and (iii) no amendment may adversely affect the federal income tax treatment to be afforded a Member without the written consent of such Member.

**[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.
ONLY THE SIGNATURE PAGES AND EXHIBIT TO FOLLOW.]**

IN WITNESS WHEREOF, the Company and the below named Members have executed this Saucy Brew Works, LLC Second Amended and Restated Operating Agreement as of the day and year written below:

SAUCY BREW WORKS, LLC



Signed: ____________________
Name: Brent Zimmerman
Its: Manager
Date: 6/18/2020

ERIC ANDERSON

Signed: ____________________

Date: 6.18.2020

PAUL HUBBARD

Signed: ____________________

Date: 6/18/2020

EXHIBIT A

MEMBERS, MANAGER, PRINCIPAL OFFICE AND
STAUTORY AGENT OF THE COMPANY

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Brent Zimmerman Address: **	1.90%	13.50%	0.00%	15.40%
Eric Anderson Address: **	0.00%	9.00%	0.00%	9.00%
Paul Hubbard Address: **	34.17%	2.00%	0.00%	36.17%
Sean Cochran Address: **	7.41%	2.50%	0.00%	9.91%
Matthew Shubeck Address: **	0.16%	3.00%	0.00%	3.16%
IPlan Group, Custodian, FBO William Sinn, IRA Address: **	0.82%	0.00%	0.00%	0.82%
Bob Hare Address: **	0.80%	0.00%	0.00%	0.80%
Ben Murcek Address: **	0.21%	0.00%	0.00%	0.21%

---

[1]"Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, that the units owned by such Member at any given time bears to all of the outstanding Units owned by all Members as of such date.

Exhibit A

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Paul Biendenbach Address: **	0.25%	0.00%	0.00%	0.25%
In The Sauce, LLC Address: **	2.72%	0.00%	0.00%	2.72%
Tom Caito Address: **	0.41%	0.00%	0.00%	0.41%
Aaron Mayo Address: **	0.21%	0.00%	0.00%	0.21%
Matt Jenkins Address: **	1.11%	0.00%	0.00%	1.11%
Gene Horn Address: **	0.12%	0.00%	0.00%	0.12%
Greg Zimmerman Address: **	0.45%	0.00%	0.00%	0.45%
Dustin Watson Address: **	0.66%	0.00%	0.00%	0.66%
Reid Woodruff Address: **	0.08%	0.00%	0.00%	0.08%
Gary Woodruff Address: **	0.21%	0.00%	0.00%	0.21%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Gene VaOrsdall Address: **	0.11%	0.00%	0.00%	0.11%
Brent Carlson Address: **	0.45%	0.00%	0.00%	0.45%
Paul Harris Address: **	0.57%	0.00%	0.00%	0.57%
Our Time LLC Address: **	0.10%	0.00%	0.00%	0.10%
Lee Watson Address: **	0.33%	0.00%	0.00%	0.33%
Joe Ringholz Address: **	0.08%	0.00%	0.00%	0.08%
Kent Miller Address: **	0.16%	0.00%	0.00%	0.16%
Michael Sherger Address: **	0.37%	0.00%	0.00%	0.37%
William Bever Address: **	0.12%	0.00%	0.00%	0.12%
Martin Bever Address: **	0.12%	0.00%	0.00%	0.12%

Exhibit A

Member	Class A Units	Class B Units	Class C Units	Total [illegible]
Andy Luksco Address: **	0.66%	0.00%	0.00%	0.66%
Duane Siesel Address: **	0.12%	0.00%	0.00%	0.12%
Brandt Heinrich Address: **	0.22%	0.00%	0.00%	0.22%
Mike Carny Address: **	0.27%	0.00%	0.00%	0.27%
Eric Allen Address: **	1.04%	0.00%	0.00%	1.04%
Steve Stoyka Address: **	0.29%	0.00%	0.00%	0.29%
Frank Felice Address: **	0.08%	0.00%	0.00%	0.08%
Mike Flewelling Address: **	0.13%	0.00%	0.00%	0.13%
David Hagen Address: **	0.47%	0.00%	0.00%	0.47%
South Side Brewski's LLC Address: **	1.33%	0.00%	0.00%	1.33%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Gist Heinrich Address: **	1.66%	0.00%	0.00%	1.66%
Brian Ringholz Address: **	0.05%	0.00%	0.00%	0.05%
Bob Schafer Address: **	0.08%	0.00%	0.00%	0.08%
Marvin Siesel Address: **	0.19%	0.00%	0.00%	0.19%
Joanne Holiday Address: **	0.82%	0.00%	0.00%	0.82%
Steve Fruth Address: **	0.25%	0.00%	0.00%	0.25%
Nathan Hohman Address: **	0.25%	0.00%	0.00%	0.25%
Jeanette Hay Address: **	0.22%	0.00%	0.00%	0.22%
Ken Shubeck Address: **	0.11%	0.00%	0.00%	0.11%
Dan Beeker Address: **	0.12%	0.00%	0.00%	0.12%

Member	Class A Units	Class B Units	Class C Units	Total Percentage Interest
Jeffrey Stack Address: **	0.62%	0.00%	0.00%	0.62%
Andrew Stritmater Address: **	0.22%	0.00%	0.00%	0.22%
Austin Stritmater Address: **	0.17%	0.00%	0.00%	0.17%
Robert Gelman Address: **	0.41%	0.00%	0.00%	0.41%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%
Franklin Clubhouse LLC Address: **	0.41%	0.00%	0.00%	0.41%
Rick Nechio Address: **	0.25%	0.00%	0.00%	0.25%
Tod Garland Address: **	0.14%	0.00%	0.00%	0.14%
Doug Leohr Address: **	1.50%	0.00%	0.00%	1.50%
Benny Scott Address: **	1.50%	0.00%	0.00%	1.50%

Member	Class A Units	Class B Units	Class C Units	Total [illegible]
Mike Jirousek Address: **	0.17%	0.00%	0.00%	0.17%
Daniel Schaeffer Address: **	0.28%	0.00%	0.00%	0.28%
Prince & Izant Company Address: **	0.14%	0.00%	0.00%	0.14%
Mike Heins Address: **	0.56%	0.00%	0.00%	0.56%
Taylor Davis Address: **	0.28%	0.00%	0.00%	0.28%
Joseph Warszawski Address: **	0.56%	0.00%	0.00%	0.56%
Robin Witkowski Address: **	0.33%	0.00%	0.00%	0.33%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

** As reflected in the Company's books and records.

<u>Address, Telephone and Facsimile Numbers and E-mail Address of the Manager</u>:

Brent Zimmerman
2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: brent@saucybrewworks.com

Address, Telephone and Facsimile Numbers and E-Mail Address of the Principal Office of the Company:

2885 Detroit Avenue
Cleveland, Ohio 44113
Telephone: 216-666-2568
Email: info@saucybrewworks.com

Name, Address and Telephone and Facsimile Numbers of the Statutory Agent:

Scott J. Orille
1301 East 9th Street, Suite 1900
Cleveland, Ohio 44114
Telephone: 216-687-3224
Facsimile: 216-621-8369

NOTE: The Manager may unilaterally amend this Exhibit A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.

SAUCY BREW WORKS SE2 LLC

OPERATING AGREEMENT

Effective Date of Formation
April 19, 2021

Ohio Business Entity Number 4653904

Articles of Organization filed at
Ohio Secretary of State Document Number 202110902284

THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

IN ADDITION, THE MEMBERSHIP INTERESTS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR REGISTERED OR QUALIFIED UNDER THE APPLICABLE STATE SECURITIES LAWS, BUT HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED FOR IN THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION OR REGISTRATION UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

SAUCY BREW WORKS SE2 LLC
OPERATING AGREEMENT

This ***OPERATING AGREEMENT*** (this "Agreement") having an effective date of April 19, 2021 is entered into by and among ***SAUCY BREW WORKS SE2 LLC,*** an Ohio Limited Liability Company, hereinafter referenced as the "Company," and its Members, (hereinafter referred to collectively as the "Members" or each individually as a "Member").

RECITALS

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Ohio by filing Articles of Organization for record with the Secretary of State of Ohio on April 19, 2021 under the name of "Saucy Brew Works SE2 LLC" (the "Articles of Organization"); and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, will be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
COMPANY FORMATION & GOVERNING LAW

1.1   *FORMATION.* The Members and the Company have concluded it is in their best interest to establish a mechanism to ensure continuity in the management and policies of the Company by conducting business as an Ohio limited liability company formed pursuant to the provisions of Ohio Revised Code Chapter 1705, as amended from time to time, or any corresponding provisions of succeeding law (the "Act") and entering into this Agreement.

1.2   *COMPANY PURPOSE.* The exclusive purposes for which the Company has been formed and the powers that it may exercise are (i) directly acquiring, holding and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company ("Saucy Brew Works"), and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 *et seq.* ("Regulation Crowdfunding"), and (ii) to take any and all actions necessary, appropriate or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company.

1.3   *PRINCIPAL PLACE OF BUSINESS.* The principal place of business and address of the Company shall be as set forth on the attached Exhibit A. The Manager may change the principal place of business of the Company from time to time.

1.4   *STATUTORY AGENT.* The Company's statutory agent in the State of Ohio shall be set forth on the attached Exhibit A. The Manager may change the statutory agent of the Company from time to time.

ARTICLE 2
MEMBERS AND INTERESTS

2.1   *NAMES, ADDRESSES AND INTERESTS OF MEMBERS.*

(a)   The capital structure of the Company will consist of one class of Units (as defined below), which Units constitute membership interests under the Act. The relative rights, powers, duties, liabilities and obligations of the holders of the Units will be as set forth herein. The names, addresses, Units and the percentage interests (the "Percentage Interests") of the Members are set forth on the attached Exhibit A. The Manager shall promptly amend Exhibit A from time to time to reflect a change in any Member's address or contact information, the sale, grant, issuance, redemption or transfer of Units and any change in Percentage Interests; and any such amendment shall be effective as of the date of the event necessitating such amendment.

(b)   A "Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto.

2.2   Additional Units.

(a)   With the approval of the Manager, the Company may issue additional Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.2(b).

(b)   The Company may issue additional Units in the Company only if: (i) the requirements of Section 2.2(a) is met; (ii) the Company has received an instrument of joinder to this Agreement executed by the issuee, under which the issuee agrees to be subject to the terms and obligations of this Agreement; (iii) the issuee has made the capital contribution, if any, required by this Agreement, any subscription agreement entered into by the issuee or the Manager; and (iv) the issuee has provided such other information or agreements, if any, as the Manager may require.

2.3   *LIMITED LIABILITY.* Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

2.4   *RIGHT TO DIRECT COMPANY TO ASSERT RIGHTS.* Each Member shall have the right to direct the Manager, on behalf of the Company, to assert the rights under applicable State and Federal laws that such Member would have if he/she invested directly in Saucy Brew Works.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   *CAPITAL CONTRIBUTIONS.*

(a)   INITIAL CAPITAL CONTRIBUTIONS. The initial capital contributions made, or to be made by the Members, if any, are set forth in the Company's records.

(b)   ADDITIONAL CAPITAL CONTRIBUTIONS. Except as otherwise provided in this Agreement, no Member shall be required to make any additional capital contributions to the Company.

3.2   *INTEREST*. No interest shall be paid on any capital contributions.

ARTICLE 4
TAX STATUS

The Manager shall make an election for the Company to be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment.

ARTICLE 5
MANAGEMENT

5.1   *THE MANAGER*. The Company will be managed by a manager (the "Manager"). The Manager of the Company may be, but is not required to be, a Member. Mr. Brent Zimmerman is hereby appointed as the initial Manager with all of the rights, powers and duties set forth in this Agreement. The Manager of the Company shall be identified on the attached Exhibit A, as amended from time to time to reflect any change of the Manager.

5.2   *TERM OF MANAGER*. Brent Zimmerman shall remain the Manager of the Company until such time as he resigns or he is removed from office in accordance with Section 5.7 of this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice. If, for any reason, the Manager is unable or unwilling to serve, the vacated position shall be filled by election. If the next regular Member's meeting is scheduled to be held fewer than 30 days after the vacancy occurs, the election shall be held at that meeting; otherwise, a special Member's meeting shall be held to elect a replacement Manager within 60 days of the date the office is vacated. The replacement Manager shall be elected by a majority vote of the Members. A successor Manager elected by the Members shall hold office until the first to occur of the death, disability, removal, dissolution or resignation of such Manager.

5.3   *POWERS AND DUTIES OF THE MANAGER.* Except as otherwise specifically provided in any other provision of this Agreement or under the requirements of applicable law, the Manager shall have the sole and exclusive right to manage the activities, business and investments of the Company and shall have all of the rights and powers which may be possessed by a Manager under the Act and applicable state law, including (but not limited to), the following:

(a)   To maintain reserves for the purpose of paying taxes and any and all other types of costs or expenses of the Company as required or desired by the Manager.

(b)   To employ accountants, legal counsel, and/or other experts and professionals to perform services for the Company, to negotiate and compensate any such persons from Company funds, and to terminate any such employment.

(c)   To enter into any agreement with any Manager, any Member or any person or entity related to or affiliated with any Manager, any Member or any officer of the Company; provided, that any such agreement is entered into in the ordinary course of the Company's business and on terms which are no less favorable to the Company than would be obtained in a comparable arm's-length transaction with an unrelated third party.

(d)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business, including paying the fees and expenses described in this Agreement and delegating duties and authority to others when deemed necessary or appropriate.

Any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the Manager and such writing is filed with the records of the meetings of the Manager and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Manager.

5.4   *MEMBER MEETINGS.* The Members shall hold at least one Member's meeting annually. The first Member's meeting shall be held on or before the last day of March each year.

(a)   On fourteen (14) days written notice, a Member or group of Members holding at least a majority of the outstanding Units may call a special meeting of the Members. Any Member may waive the notice requirement of this Section 2.4 by providing, in writing, a written waiver of the notice requirement.

(b)   A quorum shall be required for a Member's meeting. Any Member shall have the right to attend any Member's meeting. Any Member shall have the right to act at any meeting of the Members by conference telephone or other method of communication by which each Member in attendance can hear all other Members in attendance, or by written proxy duly executed by such Member. Except with respect to any action requiring the vote of a greater number or proportion in interest of the Members under this Agreement or under applicable law, Members holding at least a majority of the outstanding Units of the Company are required to constitute a quorum.

5.5   *VOTING.* Except as otherwise set forth herein, no action requiring approval of the Members shall be taken except on the affirmative vote of a majority of the outstanding Units held by the Members.

5.6   *ACTION WITHOUT MEETING.*

(a)   In lieu of a Member's meeting, any action that may be taken at a Member's meeting may instead be taken by written consent of the required number of Members entitled to vote thereon, provided that all such Members are given at least fourteen (14) days advance written notice of the proposed action.

(b)   To be valid, a notice of written consent shall describe the action to be taken and bear the signature of the person whose consent is given. Members giving written consent need not all sign the same writing. If more than one consent form is used, each shall bear an identical description of the action to be taken.

(c)   The original consent form or forms that support an action shall be placed in the Company's minute book.

(d)   Meetings of the Members by conference telephone call or by any other means of communication, by which all Members can hear each other during the meeting, shall constitute presence in person at the meeting.

5.7   *REMOVAL OF MANAGER.*

(a)   The Manager of the Company serves at the pleasure of the Members. The Manager of the Company may be removed from office, at any time for any of the acts set forth below. Such determination and removal shall require the affirmative vote of Members (excluding the Manager if the Manager is a Member) holding two-thirds of the outstanding Units (excluding any Units held by the Manager). The acts consulting grounds for removal of the Manager include each of the following:

(i)   Committing any act determined by a court of competent jurisdiction to constitute fraud or criminal conduct.

(ii)   The Disability of the Manager.

(b)   The term "Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Members (excluding the Manager if the Manager is a Member), on the basis of medical evidence reasonably satisfactory to the Members, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Members reconsider their decision. Such request shall be in writing, shall be delivered to the Members within thirty (30) days after the date the Members advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Members do not grant the Manager's request for reconsideration, then the Manager may advise the Members, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Members and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

5.8   *LIABILITY AND INDEMNIFICATION.*

(a)   <u>Limitation of Liability of the Manager.</u> The Manager shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except as expressly provided for by the Act.

(b)   Indemnification of Manager. The Company shall indemnify the Manager for any acts performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company or its Members, or with reckless disregard for the best interest of the Company.

(c)   Limitation of Liability of the Members. No Member shall be personally liable for the liabilities of the Company unless expressly agreed to in a writing signed by the Member to be personally liable. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.9   *VOTE OF THE MEMBERS.* The Members shall have no authority, power or discretion to manage, direct, or control the business, affairs, or assets of the Company or to make any decisions regarding those matters except for those matters specifically requiring Member approval under the terms of the Act or requiring a Member vote under the terms of this Agreement. Assignees shall not be allowed to vote on any matter reserved to the Members. For all matters requiring a vote by the Members, each Member shall vote based on that Member's percentage interest determined by dividing that Member's Units by all outstanding Units. Except as expressly set forth in this Agreement or as provided by non-waivable provisions of applicable law, a vote by the Members holding a majority of the outstanding Units shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action. A majority vote of the Members shall be required for the following actions of the Company: (a) the election of a replacement Manager; (b) the sale of all or substantially all of the Company's assets, or the entering into of any contract, agreement, letter of intent or term sheet or other written documentation in furtherance of the sale of all or substantially all of the assets of the Company; (c) the participation in any tender or exchange offers or similar transactions conducted by Saucy Brew Works; (d) any change to the tax status of the Company; and (e) the amendment of this Agreement except as otherwise provided herein.

5.10   *PARTNERSHIP REPRESENTATIVE.*

(a)   In the good faith determination of the Manager, the Company may make the election out of Subchapter C of Chapter 63 of the Code if the Company is eligible to make such election. If the Manager determines to make such election out, any Member of the Company that is an S corporation or other pass-through entity described in §6221(b)(2) of the Code or any Treasury Regulations or other administrative guidance promulgated thereunder shall, upon written request of the Company, provide in a timely manner the information required by Section 6221(b)(2) of the Code and such Regulations or other administrative guidance necessary to enable the Company satisfy the requirements to make the election out.

(b)   The Manager shall designate a person to serve as "partnership representative" in accordance with §6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder. The Members hereby designate Brent Zimmerman to serve as the partnership representative. The partnership representative shall have the authority provided by §6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the Manager informed on a regular basis regarding the status of any Company tax proceeding and shall perform the partnership representative's duties under the direction and guidance of the

Manager. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other agreements with such agencies or courts as the Manager deems necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member that is disproportionate to the effect it would have on the other Members without the prior written consent of such Member, and provided further that in exercising the partnership representative's authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

(c)   The partnership representative shall give prompt written notice to the Manager and each Member of the receipt of: (i) any written notice that the Internal Revenue Service or any state or local taxing authority intends to examine the Company's income tax returns for any year; and (ii) any request from the Internal Revenue Service for waiver of any applicable statute of limitations with respect to the filing of any tax return by the Company.

(d)   If the Company is required to pay any "imputed underpayment" (as defined in §6225 of the Code), the Manager shall cause the Company to allocate the amount of such imputed underpayment among the Capital Accounts and distributions of the Members (whether by treating such underpayment as a Company expense, withholding or otherwise) in a manner that is determined in good faith by the Manager to be consistent with such Members' proper economic share of such underpayment and consistent with the economic interests of the Members under this Agreement.

(e)   In lieu of making an imputed underpayment pursuant to §6225 of the Code, the Manager may cause the Company to elect that §6226 of the Code apply to such underpayment. If such election is made, each Member agrees to properly take into account that Member's allocable share of any adjustments and pay any tax, penalties and interest resulting therefrom. This Section 2.10 shall continue to apply to former Members of the Company.

(f)   The Manager shall have the authority to cause the Company to make an administrative adjustment request under the provisions of §6227 of the Code.

(g)   The Manager may amend this Section 2.10 as reasonably determined by the Manager to be necessary in order to comply with or cause this Section 2.10 to be consistent with the Treasury Regulations and other administrative guidance issued under the Code as amended by §1101 of the Bipartisan Budget Act of 1985 after the date hereof; provided, however, that no such amendment shall be made in a manner that is disproportionately adverse to any Member without such Member's prior written consent.

(h)   The provisions of this Section 2.10 shall survive the termination of the Company or the termination of a Member's Interest in the Company and, with respect to matters arising prior to the date of such termination, shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other taxing authority any all matters regarding taxation of the Company or the Members.

5.11   *DELIVERY OF CERTAIN INFORMATION; REGULATION CROWDFUNDING.* The Manager shall promptly provide copies of all disclosures and other information required under Regulation Crowdfunding to the Members. The Manager shall take all actions necessary to cause the Company to comply with Regulation Crowdfunding and all regulations promulgated thereunder.

5.12   *OTHER BUSINESS.* Except as otherwise set forth in this Agreement, each Member may engage independently or with others in other business and investment ventures of every nature and description, unless otherwise set forth in this Agreement, and shall have no obligation to account to the Company for such business or investment ventures or for the business or investment opportunities.

5.13   *REIMBURSEMENT OF COMPANY EXPENSES*. Pursuant to the terms of that certain Reimbursement Agreement by and between the Company and Saucy Brew Works, dated as of the date hereof, Saucy Brew Works shall bear all costs and expenses attributable to Company activities, and shall reimburse the Manager for all such costs and expenses paid thereby on behalf of the Company.

ARTICLE 6
RESTRICTIONS ON TRANSFER

6.1   *GENERAL RESTRICTIONS.* Each of the Members agrees not to sell, gift, transfer, assign or otherwise dispose of all, or any portion, of its Units in the Company, whether now owned or hereafter acquired, except in accordance with the terms of this Agreement.

6.2   *ENCUMBRANCE.* Each of the Members agrees not to pledge, hypothecate, or otherwise secure any type of debt or obligation with all, or any portion of, the Units which he, she or it owns (or hereafter acquires) in the Company, whether such debt is incurred voluntarily, or involuntarily.

6.3   *TRANSFER OR ENCUMBRANCE.* No Member shall be permitted to transfer, whether for consideration or no consideration, pledge, mortgage, or encumber all or any portion of its Units without the consent of the Manager, which consent shall not be unreasonably withheld.

6.4   *ATTEMPTED TRANSFER OR ENCUMBRANCE.* Any attempted transfer, pledge, mortgage or encumbrance by a Member of all or any portion of the Units owned (or hereafter acquired) by that Member in the Company, which is not in compliance with the terms of this Agreement, shall be void, and shall not be reflected on the records of the Company.

6.5   *TRANSFERS UPON DEATH.* Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or (ii) have the Company purchase from the deceased Member's estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 6.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

(a)   In the event of a purchase of the deceased or disabled Member's Units as set forth herein, the price for the Interest purchased under the provisions of this subsection shall be the Company Value (as defined in Section 6.11) of the Units. The terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

(b)   In the event the estate and/or the beneficiaries of the estate retain the deceased Member's Units as an assignee(s), the assignee(s) shall have the right to share in the Profits and Losses of the Company in accordance with the Percentage Interest reflected by the Units held. However, the assignee(s) shall have no other rights as a Member and the assignee(s) shall not be permitted to vote on any matter reserved to the Members, except as required by Ohio law.

6.6   *INVOLUNTARY LIFETIME TRANSFERS.* A Member shall immediately notify the other Members, in writing, upon becoming aware of facts that would reasonably lead him or her to believe that a court ordered transfer or sale of all or any portion of its Units in the Company is foreseeable or likely, including, but not limited to, a court ordered transfer incident to any divorce or marital property settlement or pursuant to applicable community property, quasi-community property or similar state law; or pursuant to any seizure by a creditor or under any provision or provisions of the United States Bankruptcy Code. Such notice shall set forth the facts relating to the anticipated court order and the Units expected to be subject thereto. In the event of such notice, the Company shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Company Value, as defined by this Agreement. In the event that the Company does not elect to purchase the Units, the other Members shall have the right and option to purchase the Units anticipated to be subject of the court ordered transfer at Company Value, as defined by this Agreement. In the event either the Company or the other Members elect to purchase the subject Units, the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.7   *EXPULSION OF A MEMBER.* Upon a vote of the Members holding 2/3rd's of the outstanding Units of the Company, a Member may be expelled for any act constituting a breach of fiduciary duty to the Company, gross negligence, fraud, criminal conduct, or any matter which harms the good will or reputation of the Company. In the event of the expulsion of a Member, the Company shall purchase the Units of the expelled Member, or if the Company elects not to purchase the Units of the expelled Member, the other Members shall purchase the Units of the expelled Member, as follows: (a) the purchase price of the Units t shall be either as agreed by the parties, or if the parties cannot agree, the Company Value of the Units as defined by this Agreement; and (b) the terms and conditions for payment of the purchase price shall be either (i) as agreed upon by the parties or, if the parties cannot agree, (ii) twenty-five percent (25%) cash payment and a promissory note for the balance due in equal monthly installments over a two (2) year period bearing minimum interest at a rate necessary to prevent imputation of such interest under Section 483 or Section 1274 of the Code.

6.8   *RESIGNATION OR WITHDRAWAL OF A MEMBER.* No Member shall have the power or right to resign or withdraw from the Company, and the provisions of Section 1705.15(B) of the Act shall apply to this Agreement.

6.9.   *NO MANDATORY SALE OR BUY BACK OF MEMBERSHIP INTERESTS.* Neither the Company nor any Member of the Company shall be required to purchase any Member's Units, and except as specifically set forth in this Agreement, no Member shall be required to sell its Units.

6.10   *CONTINUATION OF RESTRICTIONS.* This Agreement, and the terms, conditions and restrictions set forth herein, shall continue to apply to any Units transferred by a Member in accordance with this Article 6. As a condition to any transfer of any Unit hereunder, any Member shall require that a transferee agree in writing to be bound by all of the terms, conditions and restrictions of this Agreement, which writing may take the form of a certificate of acceptance and adoption of this Agreement.

6.11 *COMPANY VALUE.* Within thirty (30) days following the end of each taxable year, the Manager shall determine the value of one hundred percent (100%) of the outstanding Units as of the end of such taxable year (the "Company Value"). The Manager may use such additional information as the Manager may deem necessary to determine the Company Value including, without limitation, information provided by Saucy Brew Works.

ARTICLE 7
REPRESENTATIONS & WARRANTIES OF THE MEMBERS

7.1 *INVESTMENT MATTERS.* By executing a counterpart signature page to this Agreement or an instrument of joinder, each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a) Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b) Understands that there is no market for any Units in the Company, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Units is restricted under the terms of this Agreement, that such Member shall hold such Member's Units indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Units under the Securities Act of 1933 or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c) Acknowledges that investment in any kind of Units involves certain risks and that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Units for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d) Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Units, including the fact that any certificate that may be issued representing such Units will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e) Is not subscribing for such Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f) Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g)   Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest and has had the opportunity to obtain information about and review the records of the Company.

(h)   Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i)   Has the capacity, power, and authority to enter into this Agreement and perform such Member's obligations as provided in this Agreement.

(j)   The signing, delivery, and performance of this Agreement by each Member does not (i) violate any contract to which such Member is a party, (ii) give rise to a right of termination or acceleration under any contract by which such Member is bound, (iii) otherwise violate any federal, state or local law or regulation applicable to such Member, or (iv) constitute an event that, after notice or lapse of time, or both, will result in any of the foregoing.

(l)   With respect to each Member who is an employee or Manager of the Company, such Member has all authorizations necessary for the operation of the Company's business, all of which are valid and continuing. No proceeding, audit, inquiry, investigation, judicial or administrative process of any governmental authority is pending to revoke or limit any of authorizations or otherwise impose any conditions or obligations on the possession or transfer of such Member's Interest in the Company.

7.2   *AUTHORIZATION; NO CONFLICTS; DUE EXECUTION AND DELIVERY.* Each person now or hereafter becoming a party to this Agreement hereby represents and warrants to the Company and to each other party hereto that such person is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each party hereto that such representative is duly authorized to do so.

ARTICLE 8
DISSOLUTION

8.1   *DISSOLUTION*.

(a)   The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a "Dissolution Event"): (i) a Liquidity Event (as defined below); (ii) the entry of a decree of judicial dissolution pursuant to §1705.47 of the Act, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to §1705.47 of the LLC Law without the consent of the Members holding two-thirds of the outstanding Units; (iii) the affirmative vote or written consent of the Manager and the Members holding two-thirds of the outstanding Units to dissolve the Company; or (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

(b)   The term "Liquidity Event" means a sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to any of its subsidiaries shall be deemed to be a Liquidity Event *per se.*

(c)   The Members hereby agree that, notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Dissolution Event.

8.2   *WINDING UP.* Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs.

ARTICLE 9
MISCELLANEOUS

9.1   *CERTIFICATES FOR MEMBERSHIP INTERESTS.* A Member's Interest may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be determined by the Manager; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a membership interest:

> *"The membership interest represented by this document has not been registered under any securities laws and the transferability of such membership interest is restricted. This membership interest may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such membership interest by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such membership interest will then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."*

9.2   *HEIRS, SUCCESSORS AND ASSIGNS.* Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

9.3   *RIGHTS OF CREDITORS AND THIRD PARTIES UNDER THIS AGREEMENT.* This Agreement is entered into among the Company and its Members for the exclusive benefit of the Company and its Members. This Agreement is not intended for the benefit of any creditor of the Company or any other person or entity. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and its Members with respect to any capital contribution or otherwise.

9.4 *OHIO LAW CONTROLLING.* The laws of the State of Ohio shall govern all disputes arising from or related to this Agreement and any and all disputes arising from this Agreement shall be resolved in the Cuyahoga County Court of Common Pleas as situated in Cleveland, Ohio.

9.5 *ENTIRE AGREEMENT.* This Agreement contains the entire agreement of the parties with respect to the aforesaid matters, and any amendment, modification, or waiver of any provision is valid only if in writing and signed by the requisite number of Members.

9.6 *TERM.* This Agreement shall remain in full force and effect unless and until amended, modified, or terminated by the requisite number of Members.

9.7 *NECESSARY ACTS.* Each of the parties hereto agrees that he or she will do any act or thing and will execute any and all instruments necessary and/or proper to make effective the provisions of this Agreement.

9.8 *NOTICES.* All notices required or permitted hereunder shall be made in writing and shall be deemed to be properly made on the date the notice is received when personally delivered to the party to receive the notice, or the post-mark date when the notice is sent by express mail, certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice. Any notice required to be given to a Member shall be given at the address of the Member as set forth in Exhibit A. Notice to the Company shall be given to the Manager at the address set forth in Exhibit A.

9.9 *BINDING EFFECT.* This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legatees, executors, administrators, personal representatives, successors and assigns.

9.10 *SEVERABLE PROVISIONS.* The provisions of this Agreement are severable, and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

9.11 *COUNTERPART EXECUTION.* This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

9.12 *CONFIDENTIAL INFORMATION.* Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Manager and their respective affiliates that is confidential in nature, including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, "Confidential Information"). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person with which such Member may be associated in any manner. Each Member agrees that, except in connection with maintaining and reporting such Member's investment in the Company or as may be required by law or court order, such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis.

9.13   *AMENDMENTS*.

(a)   This Agreement may be amended by the Manager to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Exhibit A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

(b)   Subject to Section 9.13(a), this Agreement may be amended only by the affirmative vote or written consent of Members holding a majority of the outstanding Units; provided that: (i) no amendment alter or modify the limited liability of any Member without the written consent of such Member; and (iii) no amendment may adversely affect the federal income tax treatment to be afforded a Member without the written consent of such Member.

**[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.
ONLY THE SIGNATURE PAGES AND EXHIBIT TO FOLLOW.]**

IN WITNESS WHEREOF, the Company and the below named Members have executed this Saucy Brew Works SE2 LLC Operating Agreement as of the day and year written below:

SAUCY BREW WORKS SE2 LLC

Signed: _____
Name: Brent Zimmerman
Its: Manager
Date: _____

DAVID LENTZ

Signed: _____

Date: _____

BRENT ZIMMERMAN

Signed: _____

Date: _____

EXHIBIT A

MEMBERS, MANAGER, PRINCIPAL OFFICE AND
STAUTORY AGENT OF THE COMPANY

Member	Units
Brent Zimmerman Address: **	100 (50.00%)
David Lentz Address: **	100 (50.00%)
Total	**100.00%**

** As reflected in the Company's books and records.

Address, Telephone and Facsimile Numbers and E-mail Address of the Manager:

        Brent Zimmerman
        2885 Detroit Avenue
        Cleveland, Ohio 44113
        Telephone: 216-666-2568
        Email: brent.zimmerman@saucybrewworks.com

Address, Telephone and Facsimile Numbers and E-Mail Address of the Principal Office of the Company:

        2885 Detroit Avenue
        Cleveland, Ohio 44113
        Telephone: 216-666-2568
        Email: info@saucybrewworks.com

Name, Address and Telephone and Facsimile Numbers of the Statutory Agent:

        MH Business Services LLC
        600 Superior Avenue E., Suite 2100
        Cleveland, Ohio 44114

NOTE: The Manager may unilaterally amend this Exhibit A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Units and Percentage Interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.